UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C/A

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☑ Form C/A: Amendment to Offering Statement
  ☑   Check box if Amendment is material and investors must reconfirm within five business days.
  This amendment is filed to extend the Offering Deadline to December 16, 2022 and to update the Cash and Cash Equivalents subsection in Financial Information.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of Issuer:

Delee Corp.

Legal status of Issuer:

> *Form:*
>
> Corporation
>
> *Jurisdiction of Incorporation/Organization:*
>
> Delaware
>
> *Date of Organization:*
>
> November 14, 2016

Physical Address of Issuer:

1211 San Dario Avenue, #2068, Laredo, TX 78040, United States

Website of Issuer:

 https://www.delee.co/

Is there a Co-Issuer? ___ Yes _X_ No

Name of Intermediary through which the Offering will be Conducted:

OpenDeal Portal LLC dba Republic

CIK Number of Intermediary:

0001751525

SEC File Number of Intermediary:

007-00167

CRD Number of Intermediary:

283874

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:

At the conclusion of the offering, the issuer shall pay a fee of six percent (6%) of the amount raised in the offering to the Intermediary.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:

The Intermediary will also receive compensation in the form of securities equal to two percent (2%) of the total number of the securities sold in the offering.

Type of Security Offered:

Crowd SAFE (Simple Agreement for Future Equity)

Target Number of Securities to be Offered:

25,000

Price (or Method for Determining Price):

$1.00

Target Offering Amount:

$25,000

Oversubscriptions Accepted:
☑ Yes
☐ No

Oversubscriptions will be Allocated:
☐ Pro-rata basis
☐ First-come, first-served basis
☑ Other: At the Intermediary's discretion

Maximum offering amount (if different from Target Offering Amount):

$4,000,000

Deadline to reach the Target Offering Amount:

December 16, 2022

If the sum of the investment commitments does not equal or exceed the target offering amount at the deadline to reach the target offering amount, no Securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current Number of Employees:

0 full-time U.S.-based employees

	Most recent fiscal year-end (2021)	Prior fiscal year-end (2020)
Total Assets	$253,337	$455,488
Cash & Cash Equivalents	$75,402	$344,289
Accounts Receivable	$0	$0
Short-term Debt	$76,086	$9,896
Long-term Debt	$0	$0
Revenues/Sales	$0	$0
Cost of Goods Sold	$0	$0
Taxes Paid	$0	$0
Net Income/(Net Loss)	$(444,284)	$(714,442)

The jurisdictions in which the issuer intends to offer the securities:

Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

September 7, 2022

Delee Corp.



Up to $4,000,000 of Crowd SAFE (Simple Agreement for Future Equity)

Delee Corp. ("**Delee,**" the "**Company**," "**we**," "**us**," or "**our**"), is offering a minimum amount of $25,000 (the "**Target Offering Amount**") and up to a maximum amount of $4,000,000 (the "**Maximum Offering Amount**") of Crowd SAFE (Simple Agreement for Future Equity) (the "**Securities**") on a best-efforts basis as described in this Form C/A (this **"Offering"**). We must raise an amount equal to or greater than the Target Offering Amount by December 16, 2022 (the "**Offering Deadline**"). Unless we receive investment commitments, which are fully paid for and meet all other requirements set by this Offering, in an amount not less than the Target Offering Amount by the Offering Deadline, no Securities will be sold in this Offering, all investment commitments will be cancelled, and all committed funds will be returned.

Potential purchasers of the Securities are referred to herein as "**Investors**" or "**you**". The rights and obligations of Investors with respect to the Securities are set forth below in the section titled "*The Offering and the Securities—The Securities*". In order to purchase the Securities, you must complete the purchase process through our intermediary, OpenDeal Portal LLC dba Republic (the "**Intermediary**"). All committed funds will be held in escrow by an escrow agent or a qualified third party (the "**Escrow Agent**") until the Target Offering Amount has been met or exceeded and one or more closings occur. Investors may cancel an investment commitment until up to 48 hours prior to the Offering Deadline, or such earlier time as the Company designates pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary.

Investment commitments may be accepted or rejected by us, in our sole and absolute discretion. We have the right to cancel or rescind our offer to sell the Securities at any time and for any reason. The Intermediary has the ability to reject any investment commitment and may cancel or rescind our offer to sell the Securities at any time for any reason.

	Price to Investors	**Service Fees and Commissions (1)(2)**	**Net Proceeds**
Minimum Individual Purchase Amount (3)	$100	$6.00	$94.00
Maximum Individual Purchase Amount (3)(4)	$500,000	$30,000	$470,000
Target Offering Amount	$25,000	$1,500	$23,500
Maximum Offering Amount	$4,000,000	$240,000	$3,760,000

(1)   This excludes fees to Company's advisors, such as attorneys and accountants.

(2)	In addition to the six percent (6%) fee shown here, the Intermediary will also receive a securities commission equal to two percent (2%) of the Securities sold in this Offering.
(3)	The Company reserves the right to amend the Minimum Individual Purchase Amount and Maximum Individual Purchase Amount, in its sole discretion. In particular, the Company may elect to participate in one of the Intermediary's special investment programs and may offer alternative Minimum Individual Purchase Amounts and Maximum Individual Purchase Amounts to Investors participating in such programs without notice.
(4)	Subject to any other investment amount limitations applicable to the Investor under Regulation CF.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the Company and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these Securities are exempt from registration.

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS. THERE ARE ALSO SIGNIFICANT UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN OUR COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY TRADED. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN OUR COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C/A TITLED "*RISK FACTORS*" BEGINNING ON PAGE 3.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. YOU SHOULD BE AWARE THAT YOU WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

YOU ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C/A AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO YOUR PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT THEIR OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING THEIR INVESTMENT.

THIS OFFERING IS ONLY EXEMPT FROM REGISTRATION UNDER THE LAWS OF THE UNITED STATES AND ITS TERRITORIES. NO OFFER IS BEING MADE IN ANY JURISDICTION NOT LISTED ABOVE. PROSPECTIVE INVESTORS ARE SOLELY RESPONSIBLE FOR DETERMINING THE PERMISSIBILITY OF THEIR PARTICIPATING IN THIS OFFERING, INCLUDING OBSERVING ANY OTHER REQUIRED LEGAL FORMALITIES AND SEEKING CONSENT FROM THEIR LOCAL REGULATOR, IF NECESSARY. THE INTERMEDIARY FACILITATING THIS OFFERING IS LICENSED AND REGISTERED SOLELY IN THE UNITED STATES AND HAS NOT SECURED, AND HAS NOT SOUGHT TO SECURE, A LICENSE OR WAIVER OF THE NEED FOR SUCH LICENSE IN ANY OTHER JURISDICTION. THE COMPANY, THE ESCROW AGENT AND THE INTERMEDIARY, EACH RESERVE THE RIGHT TO REJECT ANY INVESTMENT COMMITMENT MADE BY ANY PROSPECTIVE INVESTOR, WHETHER FOREIGN OR DOMESTIC.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF YOU LIVE OUTSIDE THE UNITED STATES, IT IS YOUR RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. WE RESERVE THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

NOTICE REGARDING THE ESCROW AGENT

THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;

(2) Is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 (the "**Exchange Act**") (15 U.S.C. 78m or 78o(d));

(3) Is not an investment company, as defined in Section 3 of the Investment Company Act of 1940 (the "**Investment Company Act**")(15 U.S.C. 80a-3), or excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act (15 U.S.C. 80a-3(b) or 80a-3(c));

(4) Is not ineligible to offer or sell securities in reliance on Section 4(a)(6) of the Securities Act of 1933 (the "**Securities Act**") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and

(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

Bad Actor Disclosure

The Company is not subject to any bad actor disqualifications under any relevant U.S. securities laws.

Ongoing Reporting

Following the first sale of the Securities, the Company will file a report electronically with the Securities and Exchange Commission annually and post the report on its website, no later than 120 days after the end of the Company's fiscal year.

Once posted, the annual report may be found on the Company's website at https://www.delee.co/.

The Company must continue to comply with the ongoing reporting requirements until:

(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;

(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;

(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) the Company liquidates or dissolves its business in accordance with applicable state law.

Neither the Company nor any of its predecessors (if any) previously failed to comply with the ongoing reporting requirement of Regulation CF.

Updates

Updates on the status of this Offering may be found at: https://www.republic.com/Delee

The date of this Form C/A is September 7, 2022.

TABLE OF CONTENTS

ABOUT THIS FORM C/A i

CAUTIONARY NOTE CONCERNING FORWARD-LOOKING STATEMENTS i

SUMMARY 2

    The Company 2

    The Offering 3

RISK FACTORS 4

    Risks Related to the Company's Business and Industry 4

    Risks Related to the Offering 9

    Risks Related to the Securities 11

BUSINESS 15

    Description of the Business 15

    Business Plan 15

    The Company's Products and/or Services 15

    Competition 15

    Customer Base 15

    Intellectual Property 16

    Governmental/Regulatory Approval and Compliance 16

    Litigation 16

USE OF PROCEEDS 17

DIRECTORS, OFFICERS, MANAGERS AND KEY PERSONS 18

    Indemnification 20

    Employees 20

CAPITALIZATION, DEBT AND OWNERSHIP 21

    Capitalization 21

    Outstanding Debt 28

    Ownership 28

FINANCIAL INFORMATION 29

    Operations 29

    Cash and Cash Equivalents 29

    Liquidity and Capital Resources 29

    Capital Expenditures and Other Obligations 29

    Valuation 29

    Material Changes and Other Information 29

    Previous Offerings of Securities 30

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST 31

THE OFFERING AND THE SECURITIES 32

    The Offering 32

    The Securities 33

COMMISSION AND FEES 38

    Stock, Warrants and Other Compensation 38

TAX MATTERS 38

LEGAL MATTERS 38

DISCLAIMER OF TELEVISION, RADIO, PODCAST AND STREAMING PRESENTATION 38

ADDITIONAL INFORMATION 38

ABOUT THIS FORM C/A

You should rely only on the information contained in this Form C/A. We have not authorized anyone to provide any information or make any representations other than those contained in this Form C/A, and no source other than the Intermediary has been authorized to host this Form C/A and the Offering. If anyone provides you with different or inconsistent information, you should not rely on it. We are not offering to sell, nor seeking offers to buy, the Securities in any jurisdiction where such offers and sales are not permitted. The information contained in this Form C/A and any documents incorporated by reference herein is accurate only as of the date of those respective documents, regardless of the time of delivery of this Form C/A or the time of issuance or sale of any Securities.

Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. Prior to the consummation of the purchase and sale of the Securities, the Company will afford prospective Investors an opportunity to ask questions of, and receive answers from, the Company and its management concerning the terms and conditions of this Offering and the Company.

In making an investment decision, you must rely on your own examination of the Company and the terms of the Offering, including the merits and risks involved. The statements of the Company contained herein are based on information believed to be reliable; however, no warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C/A. For example, our business, financial condition, results of operations, and prospects may have changed since the date of this Form C/A. The Company does not expect to update or otherwise revise this Form C/A or any other materials supplied herewith.

This Form C/A is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

CAUTIONARY NOTE CONCERNING FORWARD-LOOKING STATEMENTS

This Form C/A and any documents incorporated by reference herein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C/A are forward-looking statements. Forward-looking statements give our current reasonable expectations and projections regarding our financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C/A and any documents incorporated by reference herein are based on reasonable assumptions we have made in light of our industry experience, perceptions of historical trends, current conditions, expected future developments and other factors we believe are appropriate under the circumstances. As you read and consider this Form C/A, you should understand that these statements are not guarantees of performance or results. Although we believe that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual operating and financial performance and cause our performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize or should any of these assumptions prove incorrect or change, our actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Investors are cautioned not to place undue reliance on these forward-looking statements. Any forward-looking statements made in this Form C/A or any documents incorporated by reference herein is accurate only as of the date of those respective documents. Except as required by law, we undertake no obligation to publicly update any forward-looking statements for any reason after the date of this Form C/A or to conform these statements to actual results or to changes in our expectations.

SUMMARY

The following summary highlights information contained elsewhere or incorporated by reference in this Form C/A. This summary may not contain all of the information that may be important to you. You should read this entire Form C/A carefully, including the matters discussed under the section titled "Risk Factors."

The Company

Delee Corp. is a medical devices company that creates a blood testing device that isolates and analyzes circulating tumor cells to aid in the diagnosis of cancer at early stages and to monitor the effectiveness of the therapies administered. The Company was incorporated in Delaware as a corporation on November 14, 2016.

The Company is located at 1211 San Dario Avenue, #2068, Laredo, TX 78040, United States.

The Company's website is https://www.delee.co/.

The Company is qualified to conduct business in California and is in the process of qualifying in Texas. The Company also sells its products and services through the Internet and throughout the United States and internationally.

The Company owns 94% of its subsidiary, Technologies Delee Mexico S. de R.L. de C.V., an international subsidiary located in Monterrey, Nuevo Leon, Mexico and formed on May 6, 2017 (the "Delee Mexico Subsidiary"). The flow of funds between the Company and this subsidiary relates to research and development. The Company and the Delee Mexico Subsidiary are referred to herein, collectively as the Company.

A description of our products, services and business plan can be found on the Company's profile page on the Intermediary's website under https://republic.com/Delee (the "Deal Page") and the version published as of the date of this Form C/A is attached as Exhibit B. The Deal Page can be used by prospective Investors to ask the Company questions and for the Company to post immaterial updates to this Form C/A as well as make general announcements. You should view Exhibit B as well as the Deal Page at the time you consider making an investment commitment.

The Offering

Minimum Amount of the Securities Offered	25,000
Total Amount of the Securities Outstanding after Offering (if Target Offering Amount met)	25,000*
Maximum Amount of the Securities Offered	4,000,000
Total Amount of the Securities Outstanding after Offering (if Maximum Offering Amount met)	4,000,000*
Price Per Security	$1.00
Minimum Individual Purchase Amount	$100^{+}
Maximum Individual Purchase Amount	$500,000^{+}
Offering Deadline	December 16, 2022
Use of Proceeds	See the description of the use of proceeds on page 17 hereof.
Voting Rights	See the description of the voting rights on page 36.

*The total number of the Securities outstanding after the Offering is subject to increase in an amount equal to the Intermediary's fee of two percent (2%) of the Securities issued in this Offering.

+ The Company reserves the right to amend the Minimum Individual Purchase Amount and Maximum Individual Purchase Amount, in its sole discretion. In particular, the Company may elect to participate in one of the Intermediary's special investment programs and may offer alternative Minimum Individual Purchase Amounts and Maximum Individual Purchase Amounts to Investors participating in such programs without notice.

RISK FACTORS

Investing in the Securities involves a high degree of risk and may result in the loss of your entire investment. Before making an investment decision with respect to the Securities, we urge you to carefully consider the risks described in this section and other factors set forth in this Form C. In addition to the risks specified below, the Company is subject to same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. Prospective Investors should consult with their legal, tax and financial advisors prior to making an investment in the Securities. The Securities should only be purchased by persons who can afford to lose all of their investment.

Risks Related to the Company's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

The Company is still in an early phase and we are just beginning to implement our business plan. There can be no assurance that we will ever operate profitably. The likelihood of our success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by early-stage companies. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

Global crises, such as COVID-19, can have a significant effect on our business operations and revenue projections.

The Company's revenue was adversely affected related to the COVID-19 crisis. Conditions have eased. If another significant outbreak of COVID-19 or another contagious disease were to occur, we may lose a significant portion of our revenue.

In addition, a significant outbreak of contagious diseases, such as COVID-19, in the human population could result in a widespread health crisis that could adversely affect the economies and financial markets of many countries, including the United States where we principally operate, resulting in an economic downturn that could reduce the demand for our products and services and impair our business prospects, including as a result of being unable to raise additional capital on acceptable terms to us, if at all.

The amount of capital the Company is attempting to raise in this Offering may not be enough to sustain the Company's current business plan.

In order to achieve the Company's near and long-term goals, the Company may need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of their investment.

We may face potential difficulties in obtaining capital.

We may have difficulty raising needed capital in the future as a result of, among other factors, our lack of revenues from sales, as well as the inherent business risks associated with our Company and present and future market conditions. Our business currently has limited sales and future sources of revenue may not be sufficient to meet our future capital requirements. We will require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our research, development or commercialization programs, product launches or marketing efforts, any of which may materially harm our business, financial condition and results of operations.

We may implement new lines of business or offer new products and services within existing lines of business.

As an early-stage company, we may implement new lines of business at any time. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

We rely on other companies to provide components and services for our products.

We depend on suppliers and contractors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if suppliers or contractors do not provide the agreed-upon supplies or perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our products may be adversely impacted if companies to whom we delegate manufacture of major components or subsystems for our products, or from whom we acquire such items, do not provide components which meet required specifications and perform to our, and our customers', expectations. Our suppliers may also be unable to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two contractors or suppliers for a particular component. Our products may utilize custom components available from only one source. Continued availability of those components at acceptable prices, or at all, may be affected for any number of reasons, including if those suppliers decide to concentrate on the production of common components instead of components customized to meet our requirements. The supply of components for a new or existing product could be delayed or constrained, or a key manufacturing vendor could delay shipments of completed products to us adversely affecting our business and results of operations.

We rely on various intellectual property rights, including trademarks, in order to operate our business.

The Company relies on certain intellectual property rights to operate its business. The Company's intellectual property rights may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights. As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our intellectual property rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

The Company's success depends on the experience and skill of its executive officers, its board of directors, and key employees.

We are dependent on our executive officers, board of directors and key employees. These persons may not devote their full time and attention to the matters of the Company. The loss of any or all of our executive officers, board of directors and key employees could harm the Company's business, financial condition, cash flow and results of operations.

Although dependent on certain key personnel, the Company does not have any key person life insurance policies on any such people.

We are dependent on certain key personnel in order to conduct our operations and execute our business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and our operations.

We have no way to guarantee key personnel will stay with the Company, as many states do not enforce non-competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience.

Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management and other personnel to develop additional expertise. We face intense competition for personnel, making recruitment time-consuming and expensive. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our product candidates. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us, which could further delay or disrupt our product development and growth plans.

We need to rapidly and successfully develop and introduce new products in a competitive, demanding and rapidly changing environment.

To succeed in our intensely competitive industry, we must continually improve, refresh and expand our product and service offerings to include newer features, functionality or solutions, and keep pace with changes in the industry. Shortened product life cycles due to changing customer demands and competitive pressures may impact the pace at which we must introduce new products or implement new functions or solutions. In addition, bringing new products or solutions to the market entails a costly and lengthy process, and requires us to accurately anticipate changing customer needs and trends. We must continue to respond to changing market demands and trends or our business operations may be adversely affected.

Developing new products and technologies entails significant risks and uncertainties

We are currently in the research and development stage and have only manufactured a prototype for our CytoCatch™ product. Delays or cost overruns in the development of our CytoCatch™ product, and failure of the product to meet our performance estimates, may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing and changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

The development and commercialization of our products is highly competitive.

We face competition with respect to any products that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing approved products and thus may be better equipped than us to develop and commercialize products. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our products will achieve initial market acceptance, and our ability to generate meaningful additional revenues from our products.

Industry consolidation may result in increased competition, which could result in a loss of customers or a reduction in revenue.

Some of our competitors have made or may make acquisitions or may enter into partnerships or other strategic relationships to offer more comprehensive services than they individually had offered or achieve greater economies of scale. In addition, new entrants not currently considered to be competitors may enter our market through acquisitions, partnerships or strategic relationships. We expect these trends to continue as companies attempt to strengthen or maintain their market positions. The potential entrants may have competitive advantages over us, such as greater name recognition, longer operating histories, more varied services and larger marketing budgets, as well as greater financial, technical and other resources. The companies resulting from combinations or that expand or vertically integrate their business to include the market that we address may create more compelling service offerings and may offer greater pricing flexibility than we can or may engage in business practices that make it more difficult for us to compete effectively, including on the basis of price, sales and marketing programs, technology or service functionality. These pressures could result in a substantial loss of our customers or a reduction in our revenue.

Damage to our reputation could negatively impact our business, financial condition and results of operations.

Our reputation and the quality of our brand are critical to our business and success in existing markets and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

We may face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

Security breaches of confidential customer information, in connection with our electronic processing of credit and debit card transactions, or confidential employee information may adversely affect our business.

Our business requires the collection, transmission and retention of personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The integrity and protection of that data is critical to us. The information, security and privacy requirements imposed by governmental regulation are increasingly demanding. Our systems may not be able to satisfy these changing requirements and customer and employee expectations, or may require significant additional investments or time in order to do so. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss or misappropriation of, or access to, customers' or other proprietary data or other breach of our information technology systems could result in fines, legal claims or proceedings.

The use of individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.

The regulation of individual data is changing rapidly, and in unpredictable ways. A change in regulation could adversely affect our business, including causing our business model to no longer be viable. Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

Political, economic and regulatory influences are subjecting the healthcare industry to potential fundamental changes that could substantially affect our results of operations.

Government and private sector initiatives to limit the growth of healthcare costs, including price regulation, competitive pricing, coverage and payment policies, comparative effectiveness of therapies, technology assessments and alternative payment models, are continuing in many countries where we do business, including the U.S. These changes are causing the marketplace to put increased emphasis on the delivery of more cost-effective treatments. As a U.S. headquartered Company that anticipates significant sales in the U.S., this healthcare reform legislation could have a material impact on us. Certain provisions of legislation could meaningfully change the way healthcare is developed and delivered, and may adversely affect our business and results of operations. Further, we cannot predict what healthcare programs and regulations will ultimately be implemented at the federal or state level, or the effect of any future legislation or regulation in the U.S. or internationally. However, any changes that alter what costs consumers need to pay out of pocket for healthcare, or what consumers or other participants in the healthcare industry may be financially incentivized for, could adversely affect our business and results of operations.

The healthcare industry is highly regulated.

Our ability to sell CytoCatch™ as a diagnostic tool for cancer is dependent on relevant government laws and regulations. We are subject to regulation in the U.S. at both the federal and state level and in foreign countries. Regulations are subject to change. In addition, the U.S. federal and state governments have allocated greater resources to the enforcement of these laws. If we fail to comply with these regulatory requirements, or if allegations are made that we failed to comply, our results of operations and financial condition could be adversely affected.

The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.

The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) Company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

We currently sell our device for research only. If we pursue selling our device commercially to clinical markets, we must obtain FDA clearance before we can sell any of our products in the United States to this market. We may incur additional costs or experience delays in completing, or ultimately be unable to complete, the development and commercialization of our products if such clearance is denied or delayed.

We currently sell our device for research use only where we sell the necessary reagents and consumables to perform each test. If we pursue selling our device commercially to clinical markets as an in vitro diagnostic medical device to hospitals and laboratories, we will require 510(k) clearance from the U.S. Food and Drug Administration ("FDA"). The clearance process will require additional costs and could result in delays in marketing our product, both of which could have a material impact to us. Additionally, if the FDA grants regulatory clearance, the clearance may be limited to specific indications or limited with respect to its distribution. Further, expanded or additional indications for cleared devices may not be cleared by the FDA, which could limit our potential revenues. Finally, even if we believe that preclinical and clinical data are sufficient to support regulatory clearance for our product(s), the FDA may not ultimately grant clearance for commercial sale. If our product(s) are not cleared, our ability to generate revenues will be limited and our business will be materially adversely affected.

Changes in federal, state or local laws and government regulation could adversely impact our business.

The Company is subject to legislation and regulation at the federal and local levels and, in some instances, at the state level. New laws and regulations may impose new and significant disclosure obligations and other operational, marketing and compliance-related obligations and requirements, which may lead to additional costs, risks of non-compliance, and diversion of our management's time and attention from strategic initiatives. Additionally, federal, state and local legislators or regulators may change current laws or regulations which could adversely impact our business. Further, court actions or regulatory proceedings could also change our rights and obligations under applicable federal, state and local laws, which cannot be predicted. Modifications to existing requirements or imposition of new requirements or limitations could have an adverse impact on our business.

We operate in a highly regulated environment, and if we are found to be in violation of any of the federal, state, or local laws or regulations applicable to us, our business could suffer.

We are also subject to a wide range of federal, state, and local laws and regulations. The violation of these or future requirements or laws and regulations could result in administrative, civil, or criminal sanctions against us, which may include fines, a cease and desist order against the subject operations or even revocation or suspension of our license to operate the subject business. As a result, we may incur capital and operating expenditures and other costs to comply with these requirements and laws and regulations.

Affiliates of the Company, including officers, directors and existing shareholders of the Company, may invest in this Offering and their funds will be counted toward the Company achieving the Minimum Amount.

There is no restriction on affiliates of the Company, including its officers, directors and existing shareholders, investing in the Offering. As a result, it is possible that if the Company has raised some funds, but not reached the Minimum Amount, affiliates can contribute the balance so that there will be a closing. The Minimum Amount is typically intended to be a protection for investors and gives investors confidence that other investors, along with them, are sufficiently interested in the Offering and the Company and its prospects to make an investment of at least the Minimum Amount. By permitting affiliates to invest in the offering and make up any shortfall between what non-affiliate investors have invested and the Minimum Amount, this protection is largely eliminated. Investors should be aware that no funds other than their own and those of affiliates investing along with them may be invested in this Offering.

The Company may not be in compliance with the corporate registration requirements where it operates.

The Company's headquarters are located in the State of Texas. The Company is not currently qualified to conduct business in Texas and is in the process of applying for qualification. The Company could be subject to fines, penalties or other administrative actions for failure to qualify in states that it operates in.

Risks Related to the Offering

State and federal securities laws are complex, and the Company could potentially be found to have not complied with all relevant state and federal securities law in prior offerings of securities.

The Company has conducted previous offerings of securities and may not have complied with all relevant state and federal securities laws. If a court or regulatory body with the required jurisdiction ever concluded that the Company may have violated state or federal securities laws, any such violation could result in the Company being required to offer rescission rights to investors in such offering. If such investors exercised their rescission rights, the Company would have to pay to such investors an amount of funds equal to the purchase price paid by such investors plus interest from the date of any such purchase. No assurances can be given the Company will, if it is required to offer such investors a rescission right, have sufficient funds to pay the prior investors the amounts required or that proceeds from this Offering would not be used to pay such amounts.

In addition, if the Company violated federal or state securities laws in connection with a prior offering and/or sale of its securities, federal or state regulators could bring an enforcement, regulatory and/or other legal action against the Company which, among other things, could result in the Company having to pay substantial fines and be prohibited from selling securities in the future.

The Company could potentially be found to have not complied with securities law in connection with this Offering related to "Testing the Waters".

Prior to filing this Form C/A, the Company engaged in "testing the waters" permitted under Regulation Crowdfunding (17 CFR 227.206), which allows issuers to communicate to determine whether there is interest in the Offering. All communication sent is deemed to be an offer of securities for purposes of the antifraud provisions of federal securities laws. Any Investor who expressed interest prior to the date of this Offering should read this Form C/A thoroughly and rely only on the information provided herein and not on any statement made prior to the Offering. The communications sent to Investors prior to the Offering are attached as Exhibit E. Some of these communications may not have included proper disclaimers required for "testing the waters".

The U.S. Securities and Exchange Commission does not pass upon the merits of the Securities or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

You should not rely on the fact that our Form C/A is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it relates to this Offering. The U.S. Securities and Exchange Commission has not reviewed this Form C/A, nor any document or literature related to this Offering.

Neither the Offering nor the Securities have been registered under federal or state securities laws.

No governmental agency has reviewed or passed upon this Offering or the Securities. Neither the Offering nor the Securities have been registered under federal or state securities laws. Investors will not receive any of the benefits available in registered offerings, which may include access to quarterly and annual financial statements that have been audited by an independent accounting firm. Investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering based on the information provided in this Form C/A and the accompanying exhibits.

The Company's management may have broad discretion in how the Company uses the net proceeds of the Offering.

Unless the Company has agreed to a specific use of the proceeds from the Offering, the Company's management will have considerable discretion over the use of proceeds from the Offering. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

Because the Offering consists of two separate tranches, a single investor may receive different Crowd SAFEs with different terms, depending on the timing of its investment commitment.

The Offering is divided into separate tranches for early investors and standard investors. "Early Investors," which include investors that invest on or before 11:59:59 P.M. (U.S. Pacific Time) June 23, 2022, will receive a Crowd SAFE with preferential terms, namely a reduced pre-money valuation cap ($19,000,000 instead of $22,000,000). A Crowd SAFE with different terms will be issued to "Standard Investors," or investors that invest on or after 12:00:00 A.M. (U.S. Pacific Time) June 23, 2022. Accordingly, a single investor may be issued two different Crowd SAFEs with different terms, depending on the timing of the investor's investment commitment.

The Company has the right to limit individual Investor commitment amounts based on the Company's determination of an Investor's sophistication.

The Company may prevent any Investor from committing more than a certain amount in this Offering based on the Company's determination of the Investor's sophistication and ability to assume the risk of the investment. This means that your desired investment amount may be limited or lowered based solely on the Company's determination and not in line with relevant investment limits set forth by the Regulation CF rules. This also means that other Investors may receive larger allocations of the Offering based solely on the Company's determination.

The Company has the right to extend the Offering Deadline.

The Company may extend the Offering Deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Target Offering Amount even after the Offering Deadline stated herein is reached. While you have the right to cancel your investment in the event the Company extends the Offering Deadline, if you choose to reconfirm your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Company receiving the Target Offering Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Target Offering Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after the release of such funds to the Company, the Securities will be issued and distributed to you.

The Company may also end the Offering early.

If the Target Offering Amount is met after 21 calendar days, but before the Offering Deadline, the Company can end the Offering by providing notice to Investors at least 5 business days prior to the end of the Offering. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to invest in this Offering – it also means the Company may limit the amount of capital it can raise during the Offering by ending the Offering early.

The Company has the right to conduct multiple closings during the Offering.

If the Company meets certain terms and conditions, an intermediate close of the Offering can occur, which will allow the Company to draw down on seventy percent (70%) of the proceeds committed and captured in the Offering during the relevant period. The Company may choose to continue the Offering thereafter. Investors should be mindful that this means they can make multiple investment commitments in the Offering, which may be subject to different cancellation rights. For example, if an intermediate close occurs and later a material change occurs as the Offering continues, Investors whose investment commitments were previously closed upon will not have the right to re-confirm their investment as it will be deemed to have been completed prior to the material change.

Risks Related to the Securities

The Securities will not be freely tradable under the Securities Act until one year from the initial purchase date. Although the Securities may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with their attorney.

You should be aware of the long-term nature of this investment. There is not now and likely will not ever be a public market for the Securities. Because the Securities have not been registered under the Securities Act or under the securities laws of any state or foreign jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Securities may also adversely affect the price that you might be able to obtain for the Securities in a private sale. Investors should be aware of the long-term nature of their investment in the Company. Each Investor in this Offering will be required to represent that they are purchasing the Securities for their own account, for investment purposes and not with a view to resale or distribution thereof.

Investors will not have voting rights, even upon conversion of the Securities and will grant a third-party nominee broad power and authority to act on their behalf.

In connection with investing in this Offering to purchase a Crowd SAFE ((Simple Agreement for Future Equity) investors will designate Republic Investment Services LLC (f/k/a NextSeed Services, LLC) ("Nominee") to act on their behalf as agent and proxy in all respects. The Nominee will be entitled, among other things, to exercise any voting rights (if any) conferred upon the holder of a Crowd SAFE or any securities acquired upon their conversion, to execute on behalf of an investor all transaction documents related to the transaction or other corporate event causing the conversion of the Crowd SAFE, and as part of the conversion process the Nominee has the authority to open an account in the name of a qualified custodian, of the Nominee's sole discretion, to take custody of any securities acquired upon conversion of the Crowd SAFE. Thus, by participating in the Offering, investors will grant broad discretion to a third party (the Nominee and its agents) to take various actions on their behalf, and investors will essentially not be able to vote upon matters related to the governance and affairs of the Company nor take or effect actions that might otherwise be available to holders of the Crowd SAFE and any securities acquired upon their conversion. Investors should not participate in the Offering unless he, she or it is willing to waive or assign certain rights that might otherwise be afforded to a holder of the Crowd SAFE to the Nominee and grant broad authority to the Nominee to take certain actions on behalf of the investor, including changing title to the Security.

Investors will not become equity holders until the Company decides to convert the Securities into "CF Shadow Securities" (the type of equity securities issuable upon conversion of the Securities) or until there is a change of control or sale of substantially all of the Company's assets.

Investors will not have an ownership claim to the Company or to any of its assets or revenues for an indefinite amount of time and depending on when and how the Securities are converted, the Investors may never become equity holders of the Company. Investors will not become equity holders of the Company unless the Company receives a future round of financing great enough to trigger a conversion and the Company elects to convert the Securities into CF Shadow

Securities. The Company is under no obligation to convert the Securities into CF Shadow Securities. In certain instances, such as a sale of the Company or substantially all of its assets, an initial public offering or a dissolution or bankruptcy, the Investors may only have a right to receive cash, to the extent available, rather than equity in the Company. Further, the Investor may never become an equity holder, merely a beneficial owner of an equity interest, should the Company or the Nominee decide to move the Crowd SAFE or the securities issuable thereto into a custodial relationship.

Investors will not have voting rights, even upon conversion of the Securities into CF Shadow Securities.

Investors will not have the right to vote upon matters of the Company even if and when their Securities are converted into CF Shadow Securities (the occurrence of which cannot be guaranteed). Upon such conversion, the CF Shadow Securities will have no voting rights and, in circumstances where a statutory right to vote is provided by state law, the CF Shadow Security holders or the party holding the CF Shadow Securities on behalf of the Investors are required to enter into a proxy agreement with its designee to vote their CF Shadow Securities with the majority of the holder(s) of the securities issued in the round of equity financing that triggered the conversion right. For example, if the Securities are converted in connection with an offering of Series B Preferred Stock, Investors would directly or beneficially receive CF Shadow Securities in the form of shares of Series B-CF Shadow Preferred Stock and such shares would be required to be subject to a proxy that allows a designee to vote their shares of Series B-CF Shadow Preferred Stock consistent with the majority of the Series B Preferred Stockholders. Thus, Investors will essentially never be able to vote upon any matters of the Company unless otherwise provided for by the Company.

Investors will not be entitled to any inspection or information rights other than those required by law.

Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by law. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information. Additionally, there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders, including certain security holders who have rights to periodic financial statements and updates from the Company such as quarterly unaudited financials, annual projections and budgets, and monthly progress reports, among other things.

Investors will be unable to declare the Security in "default" and demand repayment.

Unlike convertible notes and some other securities, the Securities do not have any "default" provisions upon which Investors will be able to demand repayment of their investment. The Company has ultimate discretion as to whether or not to convert the Securities upon a future equity financing and Investors have no right to demand such conversion. Only in limited circumstances, such as a liquidity event, may Investors demand payment and even then, such payments will be limited to the amount of cash available to the Company.

The Company may never elect to convert the Securities or undergo a liquidity event and Investors may have to hold the Securities indefinitely.

The Company may never conduct a future equity financing or elect to convert the Securities if such future equity financing does occur. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an initial public offering. If neither the conversion of the Securities nor a liquidity event occurs, Investors could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

Equity securities acquired upon conversion of the Securities may be significantly diluted as a consequence of subsequent equity financings.

The Company's equity securities will be subject to dilution. The Company intends to issue additional equity to employees and third-party financing sources in amounts that are uncertain at this time, and as a consequence holders of equity securities resulting from the conversion of the Securities will be subject to dilution in an unpredictable amount. Such dilution may reduce the Investor's control and economic interests in the Company.

The amount of additional financing needed by the Company will depend upon several contingencies not foreseen at the time of this Offering. Generally, additional financing (whether in the form of loans or the issuance of other securities) will be intended to provide the Company with enough capital to reach the next major corporate milestone. If the funds received in any additional financing are not sufficient to meet the Company's needs, the Company may have to raise additional capital at a price unfavorable to their existing investors, including the holders of the Securities. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Company. There can be no assurance that the Company will be able to accurately predict the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain financing on favorable terms could dilute or otherwise severely impair the value of the Securities.

In addition, the Company has certain equity grants and convertible securities outstanding. Should the Company enter into a financing that would trigger any conversion rights, the converting securities would further dilute the equity securities receivable by the holders of the Securities upon a qualifying financing.

Equity securities issued upon conversion of the Securities may be substantially different from other equity securities offered or issued by the Company at the time of conversion.

In the event the Company decides to exercise the conversion right, the Company will convert the Securities into equity securities that are materially different from the equity securities being issued to new investors at the time of conversion in many ways, including, but not limited to, liquidation preferences, dividend rights, or anti-dilution protection. Additionally, any equity securities issued at the First Equity Financing Price (as defined in the Crowd SAFE agreement) shall have only such preferences, rights, and protections in proportion to the First Equity Financing Price and not in proportion to the price per share paid by new investors receiving the equity securities. Upon conversion of the Securities, the Company may not provide the holders of such Securities with the same rights, preferences, protections, and other benefits or privileges provided to other investors of the Company.

The foregoing paragraph is only a summary of a portion of the conversion feature of the Securities; it is not intended to be complete, and is qualified in its entirety by reference to the full text of the Crowd SAFE agreement, which is attached as Exhibit C.

There is no present market for the Securities and we have arbitrarily set the price.

The Offering price was not established in a competitive market. We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our asset value, net worth, revenues or other established criteria of value. We cannot guarantee that the Securities can be resold at the Offering price or at any other price.

In the event of the dissolution or bankruptcy of the Company, Investors will not be treated as debt holders and therefore are unlikely to recover any proceeds.

In the event of the dissolution or bankruptcy of the Company, the holders of the Securities that have not been converted will be entitled to distributions as described in the Securities. This means that such holders will only receive distributions once all of the creditors and more senior security holders, including any holders of preferred stock, have been paid in full. Neither holders of the Securities nor holders of CF Shadow Securities can be guaranteed any proceeds in the event of the dissolution or bankruptcy of the Company.

While the Securities provide mechanisms whereby holders of the Securities would be entitled to a return of their purchase amount upon the occurrence of certain events, if the Company does not have sufficient cash on hand, this obligation may not be fulfilled.

Upon the occurrence of certain events, as provided in the Securities, holders of the Securities may be entitled to a return of the principal amount invested. Despite the contractual provisions in the Securities, this right cannot be guaranteed if the Company does not have sufficient liquid assets on hand. Therefore, potential Investors should not assume a guaranteed return of their investment amount.

There is no guarantee of a return on an Investor's investment.

There is no assurance that an Investor will realize a return on their investment or that they will not lose their entire investment. For this reason, each Investor should read this Form C/A and all exhibits carefully and should consult with their attorney and business advisor prior to making any investment decision.

IN ADDITION TO THE RISKS LISTED ABOVE, RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN, OR WHICH WE CONSIDER IMMATERIAL AS OF THE DATE OF THIS FORM C/A, MAY ALSO HAVE AN ADVERSE EFFECT ON OUR BUSINESS AND RESULT IN THE TOTAL LOSS OF YOUR INVESTMENT.

BUSINESS

Description of the Business

Delee Corp. has created the CytoCatch™ isolation platform and imaging system. These units enable the performance of a CTC blood-based assay that has the potential to be used for cancer early detection and monitor the effectiveness of the applied cancer treatments allowing the optimization of each patient's therapy throughout the course of the disease.

Business Plan

Prior to FDA clearance, our devices will be commercialized as research tools, where the razor and blades business model will be followed, obtaining recurrent revenue by selling the necessary reagents and consumables to perform each test. This model will be maintained after obtaining FDA clearance, once our technology can be commercialized as an in vitro diagnostic medical device to hospitals and laboratories.

The Company plans to significantly expand its business by investing in research and development, increasing sales and marketing and investing in operations. The capital we raise here will empower us to expand our product development, increase sales and marketing efforts and grow out our infrastructure as we continue to aggressively grow and expand our business.

The Company's Products and/or Services

Product / Service	Description	Current Market
CytoCatch™	First-ever automated device that possesses the required sensitivity and specificity to successfully isolate and analyze circulating tumor cells from a simple blood extraction, facilitating the early detection of cancer and enabling the personalization and optimization of each patient's treatment.	Business to business market; hospitals, cancer clinics, laboratories, cancer research centers, pharmaceutical companies, and universities.

Competition

The markets in which our products are sold are highly competitive. Our products compete against similar products of many large and small companies, including well-known global competitors. In many of the markets and industry segments in which we sell our products, we compete against other branded products as well as retailers' private-label brands. Product quality, performance, value and packaging are also important differentiating factors.

The ability to isolate circulating tumor cells ("CTC") is relatively new, however, we have several competitors that sell devices and/or services related to the isolation of these cells. Many of the technologies developed to isolate CTC's from blood are based on sample enrichment methods that depend on specific antigen-antibody interactions, which are inefficient for this purpose. Some technologies based on this principle are the CellSearch System, Target Selector, the Liquid Biopsy platform, MagSweeper, the NanoVelcro chip, and the CTC chip and HB chip. These products are non-scalable, prolong sample processing times, and are not automated. We believe most of these technologies have substantial limitations that impede their transition from research tools to solutions that are employed in the average clinical practice. What gives us an edge over other technologies is that we have developed a device that integrates a fully automated sample processing unit and a machine-vision-enabled imaging system for the efficient isolation and rapid analysis of CTCs from blood. CytoCatch™ allows for the automation of sample processing, immunostaining analysis, and classification of fluorescent events for the identification of cancer cells.

Customer Base

We sell our products in the business-to-business market. Our products reach specialized target audience of universities (approx. 60%), as well as research cancer centers, which includes hospitals (approx. 40%).

Supply Chain

We obtain our parts and packaging through different sources, none of which we are dependent upon. We have spent much time researching our supply chain and are prepared for any shortages or forcible changes due to price increase or negative shifts in quality.

Intellectual Property

Application or Registration #	Title	Description	File Date	Grant Date	Country
88715175	"CytoCatch"	Standard Character Mark	December 4, 2019	February 16, 2021	USA
88714515	"Delee"	Standard Character Mark	December 4, 2019	February 16, 2021	USA
20200376499	"Dielectrophoresis Separation Object Sorting"	Provisional Patent	December 3, 2020	Pending	USA
63184204	Devices and Methods for circulating tumor cells isolation and characterization with application for diagnosis, prognosis and therapy	Provisional Patent	May 5, 2021	Pending	USA

All other intellectual property is in the form of trade secrets, business methods and know-how and is protected through intellectual assignment and confidentiality agreements with Company employees, advisors and consultants.

Domain Names

The Company owns the https://www.delee.co/ domain name.

Governmental/Regulatory Approval and Compliance

The Company is subject to and affected by the laws and regulations of U.S. federal, state and local governmental authorities. These laws and regulations are subject to change.

Litigation

The Company is not subject to any current litigation or threatened litigation.

USE OF PROCEEDS

The following table illustrates how we intend to use the net proceeds received from this Offering. We plan to use the proceeds from the Offering to market our products, perform research, development and clinical trials and expand our team. We will adjust roles and tasks based on the net proceeds of the Offering, We plan to use these proceeds as described below. The values below are not inclusive of payments to financial and legal service providers and escrow related fees, all of which were incurred in the preparation of this Offering and are due in advance of the closing of the Offering.

Use of Proceeds	% of Proceeds if Target Offering Amount Raised	Amount if Target Offering Amount Raised	% of Proceeds if Maximum Offering Amount Raised	Amount if Maximum Offering Amount Raised
Intermediary Fees	6%	$1,500	6%	$240,000
Research & Development (1)	30%	$7,500	30%	$1,200,000
Sales and Marketing (2)	27%	$6,750	27%	$1,080,000
Operations (3)	18%	$4,500	18%	$720,000
Hiring	8%	$2,000	8%	$320,000
Manufacturing	6%	$1,500	6%	$240,000
Inventory	5%	$1,250	5%	$200,000
Total	**100%**	**$25,000**	**100%**	**$4,000,000**

The Company has discretion to alter the use of proceeds set forth above to adhere to the Company's business plan and liquidity requirements. For example, economic conditions may alter the Company's general marketing or general working capital requirements.

Set forth below are detailed descriptions of how we intend to use the net proceeds of this Offering for any category in excess of ten percent (10%) in the table above.

(1) We will use the proceeds for clinical trials with patients, payroll, reagents, and consumables for analytical and clinical validation, and product optimization.

(2) We will use the proceeds to start sales as a research tool. We will hire additional sales agents, assist and present our product and research at medical and research conferences, expand our online marketing efforts, and publish our results.

(3) These proceeds will be used to build out our Company's infrastructure. We will use the proceeds to pay expenses such as rent, and utility fees. We will expand our workplace to increase the rate to which we perform tests and to assign a small assembly line. We plan to use additional proceeds for consultancy services for Medicare, FDA, ISO, and IP.

DIRECTORS, OFFICERS, MANAGERS AND KEY PERSONS

The directors, officers, managers and key persons of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education
Liza Paola Velarde Calvillo	CEO, Co-Founder and Director	CEO and Co-Founder of Delee Corp., 2016 – Present Responsible for leading a multidisciplinary team that created technology successfully tested on patients with prostate cancer and enabling the establishment of strong relations with top hospital and research scientists, along with general CEO responsibilities	B.A. in Administration, with a minor in International Business from Monterrey Institute of Technology and Higher Education (ITESM), 2014; Also received training in business and entrepreneurship from prestigious universities/institutions as UC Berkeley, Babson College, INSEAD and Accelerator Y Combinator.
Alejandro Abarca Blanco	CTO, Co-Founder and Director	CTO and Co-Founder of Delee Corp., 2016 – Present Responsible for the design and execution of the Company's strategic plans regarding R&D and product development	B.S. in Physics, with a minor on MEMs (Micro-Electro-chanical Systems) and Micro- manufacture (2012) and MSc in Manufacturing Engineering (2014) from Monterrey Institute of Technology and Higher Education (ITESM); Specialization in Technology Implementation from Singularity University. Graduate of the Accelerator Y Combinator.
Juan Felipe Yee de Leon	Chief Medical Officer (CMO), Co-Founder and Director	CMO and Co-Founder of Delee Corp., 2016 – Present Responsible for development and execution of the Company's strategic plans	B.S. in Biomedical Engineering (2012) and an M.S. in Electronic Engineering (2015) from Monterrey Institute of Technology and Higher Education; Graduate of the Accelerator Y Combinator.

18

Joost Leeflang	Director	Director of Delee Corp., 2019 – Present	M.S. in Business Economics, with a specialization in Marketing, Consumer Behavior and International Management from University of Groningen, 1992; Graduate of Executive Program Strategy and Organization from Stanford University, 2006.
		Responsible for advising on the overall direction and strategy of the business.	
		Facilitator and Board Member of Foundation for Natural Leadership, 2018 – Present	
		Responsible for the overall direction and strategy of the business.	
		CEO of Delight Group, 2019 – Present	
		Responsible for the development and execution of the company's strategic plans.	
		CEO of Marqt, 2018 – 2019	
		Responsible for the development and execution of the company's strategic plans.	

Biographical Information

Liza Velarde**:** Liza is the CEO and Co-Founder of the Company. She is a Y Combinator alumna and has a bachelor's degree in International Business from Tecnológico de Monterrey. Liza is responsible for the development and execution of the Company's strategic plans, leading along with her co-founders, the engineering team that built the Company's core technology. She has raised over $2.6M USD through investments, government funds, and multiple awards, and also secured pre-orders worth a potential value of over $2.5M USD. Liza has also established strong relations with top hospitals and research centers and her work has been highly regarded by international institutions, such as Cartier Women's Initiative Awards and WeXchange (an initiative of the Inter-American Development Bank). In recent years, Liza has been acknowledged as one of the 50 most relevant people transforming Mexico and one of Forbes's 100 most influential women in Mexico and has been invited as a speaker on various international panels about cancer and entrepreneurship, such as WeXchange 2019 and The Economist: War on Cancer LATAM 2019.

Alejandro Abarca: Alejandro is the CTO and Co-Founder of the Company. He is a physicist, a Y Combinator, a Singularity University, and a Royal Academy of Engineering LIF alumnus. Alejandro is a co-creator of the CytoCatch™ isolation platform and imaging system, which isolates and analyzes circulating tumor cells from blood samples. He has published four scientific papers in international journals. Alejandro has over ten years of experience developing and producing medical devices and biosensors, including, a microfluidic device for the isolation of rare cell subpopulations based on dielectrophoretic separation, manufacturing methods for embedding metal electrodes onto thermoplastics for microfluidic applications, and an automated imaging system to study cell's properties by immunostaining. He also has collaborated in projects related to bioprinting and point-of-care applications with various research groups at Tecnológico de Monterrey. Alejandro's areas of expertise include microfabrication, manufacturing techniques for mass production, optics, and cell separation based on physical properties.

Juan Felipe Yee: Juan is the CMO and Co-Founder of the Company. He is a Y Combinator alumnus, and obtained a M.Sc. in Electronic Engineering and a B.Sc. in Biomedical Engineering both from Tecnológico de Monterrey. Juan is a co-creator of the CytoCatch™ isolation platform and imaging system, which isolates and analyzes circulating tumor cells from blood samples, and is responsible for planning, developing, implementing, and monitoring the overall strategy for the analytical and clinical validation of the CytoCatch™ technology. He has published 7 scientific papers in international journals and spent over a decade working and collaborating in the development of several medical devices and biosensors, including, a high intensity phototherapy LED source to treat hyperbilirubinemia in newborns, substrates made from carbon nanofiber mats coated with gold nanoparticles for the detection of specific molecules in simple solutions by SERS spectroscopy, and microfluidic devices for cell isolation based on antigen-antibody interactions, inertial forces, and dielectrophoresis.

Joost Leeflang: Joost is a Director of the Company. He has over 20 years of experience in successfully driving top and bottom-line growth for consumer and professional businesses across multiple geographies. Joost previously served as Senior VP and Global Head of Commerce responsible for Global Sales and Marketing for the Medical Imaging Business of Philips Healthcare. Prior to that, Joost occupied several key positions in the Philips Organization, including Senior VP and CEO of Philips Electronics Central and Eastern Europe, Senior VP and General Manager of Philips Lighting in Europe, Senior VP, CEO, and General Manager of Philips Electronics RUC in the Healthcare & Consumer Lifestyle area, amongst others. He was the COCIR President, the European Trade Association representing the medical imaging, health ICT, and electromedical industries. Joost completed an Executive Program in Strategy and Organization at the Stanford Business School and a Master in Business Economics at the University of Groningen. His primary occupation is being a Facilitator and Board Member of the Foundation for Natural Leadership. Joost serves as a part-time Director for Delee Corp., working 3 hours per week.

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company does not have any U.S.-based employees. The Company currently has 16 employees, all of whom are employed by the Delee Mexican Subsidiary. The Company also utilizes independent contractors and advisors.

CAPITALIZATION, DEBT AND OWNERSHIP

Capitalization

The Company's authorized capital stock consists of 100,000,000 shares of common stock, par value $0.00001 per share (the "**Common Stock**") and 20,000,000 shares of preferred stock, par value $0.00001 per share (the "**Preferred Stock**"). Of the authorized Preferred Stock, (i) 2,000,000 shares are designated as Series Seed I Preferred Stock, par value $0.00001 per share (the "**Series Seed I Preferred Stock**"), (ii) 107,143 shares are designated as Series Seed II Preferred Stock, par value $0.00001 per share (the "**Series Seed II Preferred Stock**"), (iii) 100,000 shares are designated as Series Seed III Preferred Stock, par value $0.00001 per share (the "**Series Seed III Preferred Stock**"), (iv) 1,070,000 shares are designated as Series Seed IV Preferred Stock, par value $0.00001 per share (the "**Series Seed IV Preferred Stock**") and (v) 3,614,458 are designated as Series Seed V Preferred Stock, par value $0.00001 per share (the "**Series Seed V Preferred Stock**"). At the closing of this Offering, assuming only the Target Offering Amount is sold, 9,918,083 shares of Common Stock, 2,000,000 shares of **Series I Preferred Stock**, 107,143 shares of **Series II** Preferred Stock, 100,000 shares of **Series III Preferred Stock**, and 209,336 shares of **Series V Preferred Stock** will be issued and outstanding.

Outstanding Capital Stock

As of the date of this Form C/A, the Company's outstanding capital stock consists of:

Type	Common Stock
Amount Outstanding	9,918,083 shares
Par Value Per Share	$0.00001
Voting Rights	1 vote per share
Anti-Dilution Rights	None (1)
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional shares of Common Stock at a later date. The issuance of such additional shares of Common Stock would be dilutive, and could adversely affect the value of the Securities issued pursuant to Regulation CF.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	71.95%

(1) The Company has provided pro-rata rights to a holder of 580,583 shares of the Company's Common Stock.

Type	Series Seed I Preferred Stock
Amount Outstanding	2,000,000
Par Value Per Share	$0.00001
Voting Rights	None
Anti-Dilution Rights	None
Other Rights	(a) Original Issue Price of $0.50 per share (b) No Voting rights (except as otherwise provided by Delaware corporate law) (c) Right to receive dividends pro rata when declared (d) Liquidation Preference equal to greater of Original Issue Price per share plus any dividends declared but unpaid, or an amount per share that would have been payable had all shares of Preferred Stock been converted into Common Stock; (e) Right to convert into Common Stock at any time at Original Issue Price per share (subject to adjustments); (f) Automatic conversion into Common Stock upon a public offering or upon written consent of the requisite holders;
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional shares of Series Seed I Preferred Stock at a later date. The issuance of such additional shares of Series Seed I Preferred Stock would be dilutive, and could adversely affect the value of the Securities issued pursuant to Regulation CF.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	14.51%

Type	Series Seed II Preferred Stock
Amount Outstanding	107,143
Par Value Per Share	$0.00001
Voting Rights	None
Anti-Dilution Rights	None
Other Rights	(a) Original Issue Price of $0.70 per share (b) No Voting rights (except as otherwise provided by Delaware corporate law) (c) Right to receive dividends pro rata when declared (d) Liquidation Preference equal to greater of Original Issue Price per share plus any dividends declared but unpaid, or an amount per share that would have been payable had all shares of Preferred Stock been converted into Common Stock; (e) Right to convert into Common Stock at any time at Original Issue Price per share (subject to adjustments); (f) Automatic conversion into Common Stock upon a public offering or upon written consent of the requisite holders; (a)
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional shares of Series Seed II Preferred Stock at a later date. The issuance of such additional shares of Series Seed II Preferred Stock would be dilutive, and could adversely affect the value of the Securities issued pursuant to Regulation CF.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	0.78%

Type	Series Seed III Preferred Stock
Amount Outstanding	100,000
Par Value Per Share	$0.00001
Voting Rights	None
Anti-Dilution Rights	None
Other Rights	(a) Original Issue Price of $1.00 per share (b) No Voting rights (except as otherwise provided by Delaware corporate law) (c) Right to receive dividends pro rata when declared (d) Liquidation Preference equal to greater of Original Issue Price per share plus any dividends declared but unpaid, or an amount per share that would have been payable had all shares of Preferred Stock been converted into Common Stock; (e) Right to convert into Common Stock at any time at Original Issue Price per share (subject to adjustments); (f) Automatic conversion into Common Stock upon a public offering or upon written consent of the requisite holders;
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional shares of Series Seed III Preferred Stock at a later date. The issuance of such additional shares of Series Seed III Preferred Stock would be dilutive, and could adversely affect the value of the Securities issued pursuant to Regulation CF.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	0.73%

Type	Series Seed V Preferred Stock
Amount Outstanding	209,336
Par Value Per Share	$0.00001
Voting Rights	None
Anti-Dilution Rights	None
Other Rights	(a) Original Issue Price of $1.66 per share (b) No Voting rights (except as otherwise provided by Delaware corporate law) (c) Right to receive dividends pro rata when declared (d) Liquidation Preference equal to greater of Original Issue Price per share plus any dividends declared but unpaid, or an amount per share that would have been payable had all shares of Preferred Stock been converted into Common Stock; (e) Right to convert into Common Stock at any time at Original Issue Price per share (subject to adjustments); (f) Automatic conversion into Common Stock upon a public offering or upon written consent of the requisite holders;
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional shares of Series Seed V Preferred Stock at a later date. The issuance of such additional shares of Series Seed V Preferred Stock would be dilutive, and could adversely affect the value of the Securities issued pursuant to Regulation CF.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	1.52%

Outstanding Options, Safes, Convertible Notes, Warrants

As of the date of this Form C/A, the Company has the following additional securities outstanding:

Type of Security	SAFE
Amount Outstanding/Face Value	$5,000
Voting Rights	None
Anti-Dilution Rights	None
Other Material Terms	Valuation Cap of $22 million
How this security may limit, dilute or qualify the Securities	The Company may issue additional SAFEs at a later date. The issuance of such additional SAFEs would be dilutive, and could adversely affect the value of the Securities issued pursuant to Regulation CF.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities)	0.02%

Type of Security	SAFE
Amount Outstanding/Face Value	$10,000
Voting Rights	None
Anti-Dilution Rights	None
Other Material Terms	Discount Rate of 85%
How this security may limit, dilute or qualify the Securities	The Company may issue additional SAFEs at a later date. The issuance of such additional SAFEs would be dilutive, and could adversely affect the value of the Securities issued pursuant to Regulation CF.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities)	0.05%

Type	Crowd SAFE Reg CF Offering (Simple Agreement for Future Equity)
Face Value	$1,070,000
Voting Rights	The holders of SAFEs are not entitled to vote.
Anti-Dilution Rights	None
Material Terms	Valuation cap of $10,000,000
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional Crowd SAFEs at a later date. The issuance of such additional Crowd SAFEs would be dilutive, and could adversely affect the value of the Securities issued pursuant to Regulation CF.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities)	9.73%

Outstanding Debt

As of the date of this Form C/A, the Company has the following debt outstanding:

Type	Unsecured Loan from Company Co-Founder*
Amount Outstanding	$158,000
Interest Rate and Amortization Schedule	0%
Description of Collateral	Unsecured
Maturity Date	April 18, 2024

*This loan was made directly to the Delee Mexican Subsidiary

Ownership

The table below lists the beneficial owners of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Number and type/class of security held	Percentage ownership
Liza Paola Velarde Calvillo	3,000,000 shares of common stock	24.32%
Alejandro Abarca Blanco	3,000,000 shares of common stock	24.32%
Juan Felipe Yee de León	3,000,000 shares of common stock	24.32%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C/A and in the financial statements attached hereto as Exhibit A, in addition to the following information.

Operations Delee Corp. (the "**Company**") was incorporated on November 14, 2016 under the laws of the State of Delaware, and is headquartered in Laredo, Texas.

The Company owns 94% of Technologies Delee Mexico S. de R.L. de C.V., a Mexican limited liability company located in Monterrey, Nuevo Leon, which was formed on May 30, 2017.

Cash and Cash Equivalents

The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account.

As of August 31, 2022, the Company and the Delee Mexican Subsidiary had an aggregate of $214,251 in cash and cash equivalents, leaving the Company with approximately 9 months of runway.

Liquidity and Capital Resources

The proceeds from the Offering are essential to our operations. We plan to use the proceeds as set forth above under the section titled "*Use of Proceeds*", which is an indispensable element of our business strategy.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the near future.

Valuation

The Company has ascribed no pre-Offering valuation to the Company; the securities are priced arbitrarily.

Material Changes and Other Information

This amendment is filed to extend the Offering Deadline and to update the Cash and Cash Equivalents subsection in Financial Information.

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Investors should consider whether achievement of each step within the estimated time frame will be realistic in their judgment. Potential Investors should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

Please see the financial statements attached as Exhibit A for subsequent events and applicable disclosures.

Previous Offerings of Securities

We have made the following issuances of securities within the last three years:

Security Type	Principal Amount of Securities Issued	Amount of Securities Sold/Holders	Use of Proceeds	Issue Date	Exemption from Registration Used
Series Seed I Preferred Stock*	N/A	2,000,000	Product Development, Clinical Trials and Patent Publications	April 7, 2022	Section 4(a)(2)
Series Seed II Preferred Stock**	N/A	107,043	Product Development, Clinical Trials and Patent Publications	April 7, 2022	Section 4(a)(2)
Series Seed III Preferred Stock***	N/A	100,000	Product Development, Clinical Trials and Patent Publications	April 7, 2022	Section 4(a)(2)
Series Seed V Preferred Stock	$347,498	209,336	Product Development, Clinical Trials and Patent Publications	April 7, 2022	Regulation CF
Crowd SAFE (Simple Agreement for Future Equity)	$1,070,000	1	Product Development, Clinical Trials and Patent Publications	April 24, 2020	Regulation CF
SAFE (Simple Agreement for Future Equity)	$10,000	1	Product Development, Clinical Trials and Patent Publications	September 1, 2021	Section 4(a)(2)
SAFE (Simple Agreement for Future Equity)	$5,000	1	Product Development, Clinical Trials and Patent Publications	March 31, 2022	Section 4(a)(2)

*Resulting from the conversion of $1,000,000 in previously issued SAFEs having a valuation cap of $5 million upon the occurrence of an Equity Financing.
**Resulting from the conversion of $75,000 in previously issued SAFEs having a valuation cap of $7 million upon the occurrence of an Equity Financing.
***Resulting from the conversion of $100,000 in previously issued SAFEs having a valuation cap of $10 million upon the occurrence of an Equity Financing.

See the sections titled "*Capitalization"* and *"Ownership*" for more information regarding the securities issued in our previous offerings of securities.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons. Additionally, the Company will disclose here any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, to which the issuer was or is to be a party and the amount involved exceeds five percent (5%) of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6), including the Target Offering Amount of this Offering, and the counter party is either (i) any director or officer of the issuer; (ii) any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of twenty percent (20%) or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; (iii) if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or (iv) any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term *spousal equivalent* means a cohabitant occupying a relationship generally equivalent to that of a spouse.

The Company has conducted the following transactions with related persons:

(a) On April 18, 2022, Juan Felipe Yee, the Co-Founder and CTMO of the Company, provided an unsecured loan in the amount of $158,000 USD to the Delee Mexican Subsidiary. Such loan provides for no interest and matures on April 18, 2024.

THE OFFERING AND THE SECURITIES

The Offering

The Company is offering a minimum amount of $25,000 (the "**Target Offering Amount**") and up to a maximum amount of $4,000,000 (the "**Maximum Offering Amount**") of Crowd SAFE (Simple Agreement for Future Equity) (the "**Securities**") on a best-efforts basis as described in this Form C/A (this "**Offering**"). We must raise an amount equal to or greater than the Target Offering Amount by December 16, 2022 (the "**Offering Deadline**"). Unless we receive investment commitments, which are fully paid for and meet all other requirements set by this Offering, in an amount not less than the Target Offering Amount by the Offering Deadline, no Securities will be sold in this Offering, all investment commitments will be cancelled and all committed funds will be returned. Potential purchasers of the Securities are referred to herein as "**Investors**" or "**you**".

Combined with the Offering, the Company intends to concurrently undertake to raise up to $4,000,000 by offering to sell up to $4,000,000 in securities, including but not limited to common or preferred stock, SAFEs (Simple Agreement for Future Equity) or Convertible Notes, to accredited investors outside of this Offering (the "Concurrent Offering"). No investors in this Offering, or potential investors who learned of the Company as a result of this Offering, will be permitted to invest in the Concurrent Offering.

The price of the Securities was determined arbitrarily, does not necessarily bear any relationship to the Company's asset value, net worth, revenues or other established criteria of value, and should not be considered indicative of the actual value of the Securities. The minimum amount that an Investor may invest in the Offering is $100 and the maximum amount that an Investor may invest in the Offering is $500,000, each of which is subject to adjustment in the Company's sole discretion.

In order to purchase the Securities, you must make a commitment to purchase by completing the subscription process hosted by OpenDeal Portal LLC dba Republic (the "**Intermediary**"), including complying with the Intermediary's know your customer (KYC) and anti-money laundering (AML) policies. **If an Investor makes an investment commitment under a name that is not their legal name, they may be unable to redeem their Security indefinitely, and neither the Intermediary nor the Company are required to correct any errors or omissions made by the Investor.**

Investor funds will be held in escrow with the Escrow Agent until the Target Offering Amount has been met or exceeded and one or more closings occur. Investors may cancel an investment commitment until up to 48 hours prior to the Offering Deadline, or such earlier time as the Company designates pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary. **Investors using a credit card to invest must represent and warrant to cancel any investment commitment(s) by submitting a request through the Intermediary at least 48 hours prior to the Offering Deadline, instead of attempting to claim fraud or claw back their committed funds.**

The Company will notify Investors when the Target Offering Amount has been reached through the Intermediary. If the Company reaches the Target Offering Amount prior to the Offering Deadline, it may close the Offering early *provided* (i) the expedited Offering Deadline must be twenty-one (21) days from the time the Offering was opened, (ii) the Intermediary must provide at least five (5) business days' notice prior to the expedited Offering Deadline to the Investors and (iii) the Company continues to meet or exceed the Target Offering Amount on the date of the expedited Offering Deadline.

Material Changes

If any material change occurs related to the Offering prior to the current Offering Deadline the Company will provide notice to Investors and receive reconfirmations from Investors who have already made commitments. If an Investor does not reconfirm their investment commitment after a material change is made to the terms of the Offering within five (5) business days of receiving notice, the Investor's investment commitment will be cancelled and the committed funds will be returned without interest or deductions. If an Investor does not cancel an investment commitment before the Target Offering Amount is reached, the funds will be released to the Company upon the closing of the Offering and the Investor will receive the Securities in exchange for their investment.

Intermediate Closings

In the event an amount equal to two (2) times the Target Offering Amount is committed and meets all required terms of the Offering prior to the Offering Deadline on such date or such later time the Company designates pursuant to Rule 304(b) of Regulation CF, the Company may conduct the first of multiple closings of the Offering early, *provided* (i) the new early closing date must be twenty-one (21) days from the time the Offering opened and (ii) that all Investors will receive notice of such early closing date at least five (5) business days prior to such new offering deadline (absent a material change that would require an extension of the Offering and reconfirmation of all investment commitments). Investors who committed as of the date such notice is provided or prior to the issuance of such notice will be able to cancel their investment commitment until 48 hours before such early closing date.

If the Company conducts an initial closing (the "**Initial Closing**"), the Company agrees to only withdraw seventy percent (70%) of the proceeds that are in escrow and will only conduct such Initial Closing if there are more than twenty-one (21) days remaining before the Offering Deadline as of the date of the Initial Closing. The Company may only conduct another close (a "**Subsequent Closing**") before the Offering Deadline if the amount of investment commitments made as of the date of such Subsequent Closing exceeds two times the Target Offering Amount as of the date of the Initial Closing and there are more than twenty-one (21) days remaining before the Offering Deadline as of the date of such Subsequent Closing.

Any investment commitments received after an intermediate closing will be released to the Company upon a subsequent closing and the Investor will receive evidence of the Securities via electronic certificate/PDF in exchange for their investment commitment as soon as practicable thereafter.

The Company has agreed to return all funds to Investors in the event a Form C-W is ultimately filed in relation to this Offering, regardless of whether multiple closings are conducted.

Investment commitments are not binding on the Company until they are accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any investment commitment. If the Company rejects all or a portion of any investment commitment, the applicable prospective Investor's funds will be returned without interest or deduction.

THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

The Securities

We request that you please review this Form C/A and the Crowd SAFE instrument attached as Exhibit C, in conjunction with the following summary information.

Transfer Agent and Registrar

The Company will act as transfer agent and registrar for the Securities.

Not Currently Equity Interests

The Securities are not currently equity interests in the Company and merely provide a right to receive equity at some point in the future upon the occurrence of certain events.

Dividends and/or Distributions

The Securities do not entitle Investors to any dividends.

Nominee

The nominee of the Securities shall be Republic Investment Services LLC (the "Nominee"). The Nominee will act on behalf of the Investors as their agent and proxy in all respects. The Nominee will be entitled, among other things, to exercise any voting rights (if any) conferred upon the holder of Securities or any securities acquired upon their conversion, to execute on behalf of an investor all transaction documents related to the transaction or other corporate event causing the conversion of the Securities, and as part of the conversion process the Nominee has the authority to open an account in the name of a qualified custodian, of the Nominee's sole discretion, to take custody of any securities acquired upon conversion of the Securities. The Nominee will take direction from a pre-disclosed party selected by the Company and designated below on any matter in which affects the Investors' economic rights. The Nominee is not a fiduciary to the Investors and the Investors agree to indemnify the Nominee per the terms of the Security.

Conversion

Upon each future equity financing resulting in proceeds to the Company of not less than $1,000,000 (each an "**Equity Financing**"), the Securities are convertible at the option of the Company, into CF Shadow Securities, which are non-voting securities otherwise identical to those issued in such future Equity Financing except (1) they do not provide the right to vote on any matters except as required by law, (2) they require Investors to vote in accordance with the majority of the investors purchasing securities from the Company in such Equity Financing with respect to any such required vote and (3) they do not provide any inspection or information rights (other than those contemplated by Regulation CF or otherwise required by law). The Company has no obligation to convert the Securities in any Equity Financing.

<u>Conversion Upon the First Equity Financing (Early Investors)</u>

If the Company elects to convert the Securities upon the first Equity Financing following the issuance of the Securities, each Investor who invests on or before 11:59:59 P.M. (U.S. Pacific Time) June 23, 2022 will receive the number of CF Shadow Securities equal to the greater of the quotient obtained by dividing the amount the Investor paid for the Securities (the "**Purchase Amount**") by (a) or (b) immediately below (the "**Conversion Price**"):

(a) the quotient of $19,000,000 divided by the aggregate number of issued and outstanding shares of capital stock, assuming full conversion or exercise of all convertible and exercisable securities then outstanding, including shares of convertible preferred stock and all outstanding vested or unvested options or warrants to purchase capital stock, but excluding (i) shares of capital stock reserved for future issuance under any equity incentive or similar plan, (ii) convertible promissory notes, (iii) any Simple Agreements for Future Equity, including the Securities (collectively, "**Safes**"), and (iv) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or Safes;

OR

(b) if the pre-money valuation of the Company immediately prior to the First Equity Financing is less than <u>or</u> equal to the Valuation Cap, the lowest price per share of the securities sold in such Equity Financing.

Such Conversion Price shall be deemed the "**First Equity Financing Price for Early Investors**".

<u>Conversion Upon the First Equity Financing (Standard Investors)</u>

If the Company elects to convert the Securities upon the first Equity Financing following the issuance of the Securities, each Investor who invests on or after 12:00:00 A.M. (U.S. Pacific Time) June 23, 2022 will receive the number of CF Shadow Securities equal to the greater of the quotient obtained by dividing the amount the Investor paid for the Securities (the "**Purchase Amount**") by (a) or (b) immediately below (the "**Conversion Price**"):

(a) the quotient of $22,000,000 divided by the aggregate number of issued and outstanding shares of capital stock, assuming full conversion or exercise of all convertible and exercisable securities then outstanding, including shares of convertible preferred stock and all outstanding vested or unvested options or warrants to purchase capital stock, but excluding (i) shares of capital stock reserved for future issuance under any equity incentive or similar plan, (ii) convertible promissory notes, (iii) any Simple Agreements for Future Equity, including the Securities (collectively,

"**Safes**"), and (iv) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or Safes;

OR

(b) if the pre-money valuation of the Company immediately prior to the First Equity Financing is less than or equal to the Valuation Cap, the lowest price per share of the securities sold in such Equity Financing.

Such Conversion Price shall be deemed the "**First Equity Financing Price for Standard Investors**."

Conversion After the First Equity Financing

If the Company elects to convert the Securities upon an Equity Financing other than the first Equity Financing following the issuance of the Securities, at the Nominee's discretion, the Investor will receive the number of CF Shadow Securities equal to the quotient obtained by dividing (a) the Purchase Amount by (b) the First Equity Financing Price.

Conversion Upon a Liquidity Event Prior to an Equity Financing (Early Investors)

For investors who invest on or before 11:59:59 P.M. (U.S. Pacific Time) June 23, 2022, in the case of the Company's undergoing an **IPO** (as defined below) of its Capital Stock or a Change of Control (as defined below) of the Company (either of these events, a "**Liquidity Event**") prior to any Equity Financing, the Investor will receive, at the option of the Nominee and within thirty (30) days of receiving notice (whether actual or constructive), either (i) a cash payment equal to the Purchase Amount subject to the following paragraph (the "**Cash Out Option**") or (ii) a number of shares of Common Stock of the Company equal to the Purchase Amount divided by the quotient of (a) $19,000,000 divided by (b) the number, as of immediately prior to the Liquidity Event, of shares of the Company's capital stock outstanding (on an as-converted basis), assuming the exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding: (w) shares of capital stock reserved for future issuance under any equity incentive or similar plan; (x) any Safes; (y) convertible promissory notes; and (z) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or Safes.

Conversion Upon a Liquidity Event Prior to an Equity Financing (Standard Investors)

For investors who invest on or after 12:00:00 A.M. (U.S. Pacific Time) June 23, 2022, in the case of the Company's undergoing an **IPO** (as defined below) of its Capital Stock or a Change of Control (as defined below) of the Company (either of these events, a "**Liquidity Event**") prior to any Equity Financing, the Investor will receive, at the option of the Nominee and within thirty (30) days of receiving notice (whether actual or constructive), either (i) a cash payment equal to the Purchase Amount subject to the following paragraph (the "**Cash Out Option**") or (ii) a number of shares of Common Stock of the Company equal to the Purchase Amount divided by the quotient of (a) $22,000,000 divided by (b) the number, as of immediately prior to the Liquidity Event, of shares of the Company's capital stock outstanding (on an as-converted basis), assuming the exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding: (w) shares of capital stock reserved for future issuance under any equity incentive or similar plan; (x) any Safes; (y) convertible promissory notes; and (z) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or Safes.

In connection with the Cash Out Option, the Purchase Amount (or a lesser amount as described below) will be due and payable by the Company to the Investor immediately prior to, or concurrent with, the consummation of the Liquidity Event. If there are not enough funds to pay the Investors and the holders of other Safes (collectively, the "**Cash-Out Investors**") in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Purchase Amounts.

"**Change of Control**" as used above, means (i) a transaction or series of related transactions in which any person or group becomes the beneficial owner of more than fifty percent (50%) of the outstanding voting securities entitled to elect the Company's board of directors, (ii) any reorganization, merger or consolidation of the Company, in which the outstanding voting security holders of the Company fail to retain at least a majority of such voting securities following such transaction or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

"**IPO**" as used above, means: (A) the completion of an underwritten initial public offering of Capital Stock by the Company pursuant to: (I) a final prospectus for which a receipt is issued by a securities commission of the United States or of a province of Canada, or (II) a registration statement which has been filed with the United States Securities and Exchange Commission and is declared effective to enable the sale of Capital Stock by the Company to the public, which in each case results in such equity securities being listed and posted for trading or quoted on a recognized exchange; (B) the Company's initial listing of its Capital Stock (other than shares of Capital Stock not eligible for resale under Rule 144 under the Securities Act) on a national securities exchange by means of an effective registration statement on Form S-1 filed by the Company with the SEC that registers shares of existing capital stock of the Company for resale, as approved by the Company's board of directors, where such listing shall not be deemed to be an underwritten offering and shall not involve any underwriting services; or (C) the completion of a reverse merger or take-over whereby an entity (I) whose securities are listed and posted for trading or quoted on a recognized exchange, or (II) is a reporting issuer in the United States or the equivalent in any foreign jurisdiction, acquires all of the issued and outstanding Capital Stock of the Company.

Conversion Upon a Liquidity Event Following an Equity Financing

In the case of a Liquidity Event following any Equity Financing, the Investor will receive, at the option of the Nominee and within thirty (30) days of receiving notice (whether actual or constructive), either (i) the Cash Out Option or (ii) a number of shares of the most recently issued capital stock equal to the Purchase Amount divided by the First Equity Financing Price. Shares of capital stock granted in connection therewith shall have the same liquidation rights and preferences as the shares of capital stock issued in connection with the Company's most recent Equity Financing.

If there are not enough funds to pay the Investors and the other Cash-Out Investors in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Purchase Amounts.

If the Company's board of directors (or other applicable governing body if the Company is a limited liability company) determines in good faith that delivery of equity securities to the Investor pursuant to Liquidity Event paragraphs above would violate applicable law, rule or regulation, then the Company shall deliver to Investor in lieu thereof, a cash payment equal to the fair market value of such capital stock, as determined in good faith by the Company's board of directors (or other applicable governing body if the Company is a limited liability company).

Dissolution

If there is a Dissolution Event (as defined below) before the Securities terminate, subject to the preferences applicable to any series of preferred stock then outstanding, the Company will distribute all proceeds legally available for distribution with equal priority among the (i) holders of the Securities (on an as converted basis based on a valuation of Common Stock as determined in good faith by the Company's board of directors at the time of the Dissolution Event), (ii) all other holders of instruments sharing in the distribution of proceeds of the Company at the same priority as holders of Common Stock upon a Dissolution Event and (iii) all holders of Common Stock.

A "**Dissolution Event**" means (i) a voluntary termination of operations by the Company, (ii) a general assignment for the benefit of the Company's creditors or (iii) any other liquidation, dissolution or winding up of the Company (excluding a Liquidity Event), whether voluntary or involuntary.

Termination

The Securities terminate upon (without relieving the Company of any obligations arising from a prior breach of or non-compliance with the Securities) upon the earlier to occur of: (i) the issuance of shares in the CF Shadow Securities to the Investor pursuant to the conversion provisions of the Crowd SAFE agreement or (ii) the payment, or setting aside for payment, of amounts due to the Investor pursuant to a Liquidity Event or a Dissolution Event.

Voting and Control

Neither the Securities nor the securities issuable upon the conversion of the Securities have voting rights. In addition, to facilitate the Offering to Crowd SAFE Investors being able to act together and cast a vote as a group, to the extent any securities acquired upon conversion of the Securities confer the holder with voting rights (whether provided by the Company's governing documents or by law), the Nominee (as defined above) will act on behalf of the holders as agent and proxy in all respects. The Nominee will vote consistently at the direction of the Chief Executive Officer of the Company.

The Company does not have any voting agreements in place.

The Company does not have any shareholder or equity holder agreements in place.

Anti-Dilution Rights

The Securities do not have anti-dilution rights, which means that future equity issuances and other events will dilute the ownership percentage that the Investor may eventually have in the Company.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: (1) to the Company; (2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act; (3) as part of an IPO; or (4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a member of the family of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Each Investor should be aware that although the Securities may legally be able to be transferred, there is no guarantee that another party will be willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any capital stock into which they are convertible, such transferring Investor must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel reasonably satisfactory to the Company stating that a registration statement is not necessary to effect such transfer.

In addition, the Investor may not transfer the Securities or any capital stock into which they are convertible to any of the Company's competitors, as determined by the Company in good faith.

Furthermore, upon the event of an IPO, the capital stock into which the Securities are converted will be subject to a lock-up period and may not be lent, offered, pledged, or sold for up to 180 days following such IPO.

Other Material Terms

- The Company does not have the right to repurchase the Securities.
- The Securities do not have a stated return or liquidation preference.
- The Company cannot determine if it currently has enough capital stock authorized to issue upon the conversion of the Securities, because the amount of capital stock to be issued is based on the occurrence of future events.

COMMISSION AND FEES

At the conclusion of the Offering, the issuer shall pay a fee of six percent (6%) of the amount raised in the Offering to the Intermediary.

Stock, Warrants and Other Compensation

The Intermediary will also receive compensation in the form of securities equal to two percent (2%) of the total number of the Securities sold in the Offering.

TAX MATTERS

EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH THEIR OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE INVESTOR OF THE PURCHASE, OWNERSHIP AND SALE OF THE INVESTOR'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO ENSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C/A CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

Potential Investors who are not United States residents are urged to consult their tax advisors regarding the United States federal income tax implications of any investment in the Company, as well as the taxation of such investment by their country of residence. Furthermore, it should be anticipated that distributions from the Company to such foreign investors may be subject to United States withholding tax.

EACH POTENTIAL INVESTOR SHOULD CONSULT THEIR OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

LEGAL MATTERS

Any prospective Investor should consult with its own counsel and advisors in evaluating an investment in the Offering.

DISCLAIMER OF TELEVISION, RADIO, PODCAST AND STREAMING PRESENTATION

The Company's officers may participate in the filming or recording of a various media and in the course of the filming, may present certain business information to the investor panel appearing on the show (the "**Presentation**"). The Company will not pass upon the merits of, certify, approve, or otherwise authorize the statements made in the Presentation. The Presentation commentary being made should not be viewed as superior or a substitute for the disclosures made in this Form-C. Accordingly, the statements made in the Presentation, unless reiterated in the Offering materials provided herein, should not be applied to the Company's business and operations as of the date of this Offering. Moreover, the Presentation may involve several statements constituting puffery, that is, exaggerations not to be taken literally or otherwise as indication of factual data or historical or future performance.

ADDITIONAL INFORMATION

The summaries of, and references to, various documents in this Form C/A do not purport to be complete and in each instance reference should be made to the copy of such document which is either an appendix to this Form C/A or which will be made available to Investors and their professional advisors upon request.

Prior to making an investment decision regarding the Securities described herein, prospective Investors should carefully review and consider this entire Form C/A. The Company is prepared to furnish, upon request, a copy of the forms of any documents referenced in this Form C/A. The Company's representatives will be available to discuss with prospective Investors and their representatives and advisors, if any, any matter set forth in this Form C/A or any other matter relating to the Securities described in this Form C/A, so that prospective Investors and their representatives and advisors, if any, may have available to them all information, financial and otherwise, necessary to formulate a well-informed investment decision. Additional information and materials concerning the Company will be made available to prospective Investors and their representatives and advisors, if any, at a mutually convenient location upon reasonable request.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C/A and has duly caused this Form C/A to be signed on its behalf by the duly authorized undersigned.

/s/ Liza Paola Velarde Calvillo
(Signature)

Liza Paola Velarde Calvillo
(Name)

Chief Executive Officer
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C/A has been signed by the following persons in the capacities and on the dates indicated.

/s/ Liza Paola Velarde Calvillo
(Signature)

Liza Paola Velarde Calvillo
(Name)

Director
(Title)

September 7, 2022
(Date)

/s/ Alejandro Abarca Blanco
(Signature)

Alejandro Abarca Blanco
(Name)

Director
(Title)

September 7, 2022
(Date)

/s/ Juan Felipe Yee de León
_____
(Signature)

Juan Felipe Yee de León
_____
(Name)

Director
_____
(Title)

September 7, 2022
_____
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature. Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT A

Financial Statements

Delee Corp
and subsidiary

(a Delaware Corporation)

Audited Consolidated Financial Statements

Period of January 1, 2020

through December 31, 2021

Audited by:



TaxDrop LLC

A New Jersey CPA Company

Financial Statements

Delee Corp and
Subsidiary

Table of Contents

Independent Accountant's Audit Report   FS-3

Financial Statements and Supplementary Notes

Consolidated Balance Sheet as of December 31, 2021 and December 31, 2020   FS-5

Consolidated Income Statement for the period of January 1, 2020 through December 31, 2021   FS-6

Consolidated Statement of Changes in Stockholders' Equity for the period of January 1, 2020 through December 31, 2021   FS-7

Consolidated Statement of Cash Flows for the period of January 1, 2020 through December 31, 2021   FS-8

Notes and Additional Disclosures to the Financial Statements as of December 31, 2021   FS-9



Independent Auditor's Report

April 18, 2022
To: Board of Directors of Delee Corp
Attn: Liza Velarde, CEO
Re: 2021 and 2020 Consolidated Financial Statement Audit – Delee Corp and subsidiary

Report on the Audit of the Consolidated Financial Statements

Opinion

We have audited the consolidated financial statements of Delee Corp and subsidiary, which comprise the consolidated balance sheets as of December 31, 2021 and December 31, 2020, and the related statements of income, changes in stockholders' equity, and cash flows for the years then ended, and the related notes to the financial statements. In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the financial position of Delee Corp as of December 31, 2021 and December 31, 2020, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of Delee Corp and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error. In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about Delee Corp's ability to continue as a going concern.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with GAAS, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.
- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Delee Corp's internal control. Accordingly, no such opinion is expressed.

- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about Delee Corp's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control–related matters that we identified during the audit.

Sincerely,

TaxDrop LLC

TaxDrop LLC
Robbinsville, New Jersey
April 18, 2022

DELEE CORP
CONSOLIDATED BALANCE SHEETS
As of December 31, 2021 and December 31, 2020
(Audited)

	2021		(Restated) 2020
ASSETS			
Current Assets			
Cash and cash equivalents	$ 75,402	$	344,289
Employee advances	1,637		1,550
Prepaid expenses	9,801		2,206
Total Current Assets	**86,840**		**348,045**
Property and Equipment			
Machinery and equipment	35,494		35,494
Accumulated depreciation	(31,915)		(25,349)
Net Property and Equipment	**3,579**		**10,145**
Other Assets			
Related party loans	60,565		42,077
VAT in favor	102,353		55,221
Total Other Assets	**162,918**		**97,298**
Total Assets	**$ 253,337**	**$**	**455,488**
LIABILITIES AND STOCKHOLDERS' EQUITY			
Current Liabilities			
Accounts payable	$ 17,404	$	8,946
Accrued expenses	9,989		950
Due to related parties	48,693		-
Total Current Liabilities	**76,086**		**9,896**
Total Long-Term Liabilities	**-**		**-**
Total Liabilities	**76,086**		**9,896**
Stockholders' equity			
Common Stock, $0.00001 par value; 100,000,000 authorized; 9,918,083 issued and outstanding	99		99
Additional Paid in Capital - Common stock	19,994		19,994
Preferred Stock, $0.00001 par value; 20,000,000 authorized; 0 issued and outstanding	175,687		-
Safe Notes	2,276,400		2,266,400
FX conversion adjustment	26,506		15,977
Accumulated Deficit	(2,247,151)		(1,802,867)
Minority Interest	(74,285)		(54,011)
Total Stockholders' Equity	**177,251**		**445,592**
Total Liabilities and Stockholders' Equity	**$ 253,337**	**$**	**455,488**

The accompanying notes are an integral part of these financial statements.

DELEE CORP
CONSOLIDATED INCOME STATEMENTS
As of December 31, 2021 and December 31, 2020
(Audited)

	2021	(Restated) 2020
Revenues	$ -	$ -
Cost of revenues	-	-
Gross Margin	**-**	**-**
Operating Expenses		
General and administrative	74,918	416,229
Legal and professional	18,382	11,377
Advertising and marketing	11,522	5,610
Research and development	340,350	293,527
Total Operating Expenses	**445,172**	**726,743**
Other Income/(Expense)		
Other income/expense	(5,905)	(4,732)
Interest expense	(13,481)	-
Total Operating Expenses	**(19,386)**	**(4,732)**
Net Income (Loss) Before Minority Interest	**(464,558)**	**(731,475)**
Minority Interest in Income of Consolidated Entity	**(20,274)**	**(17,033)**
Net Income (Loss)	**$ (444,284)**	**$ (714,442)**

The accompanying notes are an integral part of these financial statements.

DELEE CORP
CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY
For Years Ending December 31, 2021 and December 31, 2020
(Audited)

	Common Stock		Additional Paid-In Capital	Preferred Stock	Additional Paid-In Capital - SAFEs	Accumulated Deficit	Foreign currency translation adjustment	Minority Interest	Total Stockholders' Equity
	Shares	Par Value							
Balance as of December 31, 2019, as previously stated	9,918,083	$ 99	$ 19,994	$ -	$ 1,175,000	$ (771,883)	$ (16,085)	$ -	$ 407,125
Prior period adjustments	-	-	-	-	-	(316,542)	11,107	(36,978)	(342,413)
Balance as of December 31, 2019, as restated	9,918,083	99	19,994	-	1,175,000	(1,088,425)	(4,978)	(36,978)	64,712
Other comprehensive income	-	-	-	-	-	-	20,955	-	20,955
Issuance of SAFE Notes	-	-	-	-	1,091,400	-	-	-	1,091,400
Net Loss	-	-	-	-	-	(714,442)	-	(17,033)	(731,475)
Balance as of December 31, 2020	9,918,083	99	19,994	0	2,266,400	(1,802,867)	15,977	(54,011)	445,592
Other comprehensive income	-	-	-	-	-	-	10,529	-	10,529
Issuance of preferred stock	-	-	-	175,687	-	-	-	-	175,687
Issuance of SAFE Notes	-	-	-	-	10,000	-	-	-	10,000
Net Loss	-	-	-	-	-	(444,284)	-	(20,274)	(464,558)
Balance as of December 31, 2021	9,918,083	$ 99	$ 19,994	$ 175,687	$ 2,276,400	$ (2,247,151)	$ 26,506	$ (74,285)	$ 177,250

The accompanying notes are an integral part of these financial statements.

DELEE CORP
CONSOLIDATED STATEMENTS OF CASH FLOWS
As of December 31, 2021 and December 31, 2020
(Audited)

	2021	(Restated) 2020
Cash Flows from Operating Activities		
Net Income (Loss)	$ (444,284)	$ (714,442)
Adjustments to reconcile net income (loss) to net cash provided by operations:		
Deprecation	6,566	8,392
Minority interest income (loss) in subsidiary	(20,274)	(17,033)
Foreign currency translations	10,529	42,144
Changes in operating assets and liabilities:		
Employee advances	(87)	1,815
Prepaid expenses	(7,595)	(64)
VAT in favor	(47,132)	(40,916)
Accounts payable	8,458	133
Accrued expenses	9,039	(13,365)
Net cash provided by (used in) operating activities	**(484,780)**	**(733,336)**
Cash Flows from Investing Activities		
Purchase of machinery and equipment	-	1,222
Advances on related party loans receivable	(18,488)	(16,591)
Net cash used in investing activities	**(18,488)**	**(15,369)**
Cash Flows from Financing Activities		
Issuance of SAFE Notes	10,000	1,091,400
Borrowings from related parties	48,693	-
Issuance of Preferred Stock	175,687	-
Net cash provided by (used in) financing activities	**234,380**	**1,091,400**
Net change in cash and cash equivalents	**(268,888)**	**342,695**
Cash and cash equivalents at beginning of period	344,289	1,594
Cash and cash equivalents at end of period	**$ 75,402**	**$ 344,289**

The accompanying notes are an integral part of these financial statements.

DELEE CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2021 and 2020

NOTE 1 – NATURE OF OPERATIONS

Delee Corp. (which may be referred to as the "Company", "we," "us," or "our") was incorporated in Delaware on November 14, 2016. The Company is a medical devices company that creates a blood testing device that isolates and analyzes circulating tumor cells to aid in the diagnosis of cancer at early stages and to monitor the effectiveness of the therapies administered. The Company's headquarters are in Laredo, Texas.

The Company owns 94% of Technologies Delee México, S. de R.L. de C.V., an international subsidiary in México, located in Monterrey, Nuevo León. The Company and its subsidiary and referred to collectively as the Company. The minority interest in the subsidiary is owned by the founders of Delee Corp.

All significant intercompany accounts and transactions have been eliminated.

The Company has a very limited operating history. These matters raise substantial concern about the Company's ability to continue as a going concern (see Note 7). During the next twelve months, the Company intends to fund its operations with funding from a crowdfunding campaign (see Note 8) and funds from revenue producing activities, if and when such can be realized. If the Company cannot secure additional short-term capital, it may cease operations. These financial statements and related notes thereto do not include any adjustments that might result from these uncertainties.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). Any reference in these notes to applicable guidance is meant to refer to U.S. GAAP as found in the Accounting Standards Codification ("ASC") and Accounting Standards Updates ("ASU") of the Financial Accounting Standards Board ("FASB").

Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and footnotes thereto. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Significant estimates inherent in the preparation of the accompanying financial statements include equity transactions and contingencies.

Risks and Uncertainties

The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States and Mexico. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Cash and Cash Equivalents

The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account.

DELEE CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2021 and 2020

Fixed Assets

Property and equipment is recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income.

Depreciation is provided using the straight-line method, based on useful lives of the assets which range from three to five years.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment as of December 31, 2021 and December 31, 2020.

Fair Value Measurements

Generally accepted accounting principles define fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):
- Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.
- Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.
- Level 3 – Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

Income Taxes

The Company is taxed as a "C" Corporation. Income taxes are provided for the tax effects of transactions reporting in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of receivables, property and equipment, intangible assets, and accrued expenses for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

Revenue Recognition

Revenue is recognized when performance obligations under the terms of the contracts with our customers are satisfied. Prior to the adoption of ASC 606, we recognized revenue when persuasive evidence of an arrangement existed, delivery of products had occurred, the sales price was fixed or determinable and collectability was reasonably assured. The Company is currently pre-revenue for the commercial sale of products but has previously generated supplemental revenues by selling prototypes and providing consulting services. The Company's payments are generally collected upfront. For the years ended December 31, 2021 and December 31, 2020 the Company had no revenue and no deferred revenue for future sales.

DELEE CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2021 and 2020

Accounts Receivable

Trade receivables due from customers are uncollateralized customer obligations due under normal trade terms requiring payment within 30 days from the invoice date. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices. The Company estimates an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. It is reasonably possible that the Company's estimate of the allowance for doubtful accounts will change.

Advertising

The Company expenses advertising costs as they are incurred.

Recent Accounting Pronouncements

In February 2016, FASB issued ASU No. 2016-02, Leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2016-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2021. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

NOTE 3 – INCOME TAX PROVISION

The Company will file its income tax return for the year ended December 31, 2021 in 2022, which will remain subject to examination by the Internal Revenue Service under the statute of limitations for a period of three years from the date it is filed.

There is no income tax provision for the Company for the years ending December 31, 2021 and December 31, 2020 as it incurred a taxable loss. In addition, there is a 100% valuation allowance against the net operating losses generated by the Company as of December 31, 2021 and December 31, 2020.

NOTE 4 – STOCKHOLDERS' EQUITY

Common Stock

In June 2021 the Board of Directors approved an increase in authorized shares of common stock from 10,000,000 to 100,000,000 and no change in par value.

Preferred Stock

In June 2021 the Board of Directors authorized preferred stock up to 20,000,000 shares to be issued with a $0.00001 par value.

Crowdfunded Offering

The Company is offering (the "Crowdfunded Offering") up to $5,000,000 in preferred stock, at $1.66 per share. The Company is attempting to raise a minimum amount of $10,000 in this offering and up to $5,000,000 maximum. The Company must receive commitments from investors totaling the minimum amount by the offering deadline listed in the Form C, as amended in order to receive any funds. As of December 31, 2021 funds totaling $175,687 were

DELEE CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2021 and 2020

received by the Company. The crowdfunding closed April 7, 2022 with a total amount raised of $347,498. Shares will be issued upon the administrative completion of the offering.

Additional Paid-In Capital – SAFEs (Simple Agreements for Future Equity)

In 2017, the Company Securities through Simple Agreement for Future Equity or SAFE, where if there is an Equity Financing before the expiration or termination of the SAFE, the Company will automatically issue to the Investor a number of shares of SAFE Preferred Stock equal to the Purchase Amount divided by the SAFE Price. And if there is a Liquidity Event before the expiration or termination of this instrument, the Investor will, at its option, either (i) receive a cash payment equal to the Purchase Amount (subject to the following paragraph) or (ii) automatically receive from the Company a number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity Price, if the Investor fails to select the cash option.

2017 SAFEs are as follows:

SAFE Amount	Valuation Cap
$ 100,000	$ 10,000,000
$ 75,000	$ 7,000,000
$ 1,000,000	$ 5,000,000

In addition, with the SAFE investment of $1,000,000, the Company granted the investor one board seat (one designee of Investor) to be appointed to the Board at a meeting of the Board or nominated or re-nominated for election at any meeting of the Company's stockholders where directors of the Company are up for election or re-election, as the case may be.

In 2020 the Company issued SAFEs via an equity crowdfunding campaign totaling $1,091,400, and received proceeds of $971,445 net of financing fees. The SAFEs are automatically convertible into capital stock on the completion of an event where the Company sells capital stock ("Qualified Financing"). The conversion price is the lesser of 100% of the price per share of Stock received by the Company in a Qualified Financing or the price per share equal to the quotient of a pre-money valuation of $10,000,000 divided by the aggregate number of shares of the Company's common stock outstanding immediately prior to the initial closing of a Qualified Financing assuming full conversion or exercise of outstanding stock options and Notes. As the conversion and the resulting effect of the discount on the price per share is not calculable until a Qualified Financing event occurs, there is currently no amount recorded related to the discount.

During 2021 the Company issued an additional SAFE for $10,000.

NOTE 5 – COMMITMENTS AND CONTINGENCIES

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company.

COVID 19

In January 2020, the World Health Organization has declared the outbreak of a novel coronavirus (COVID-19) as a "Public Health Emergency of International Concern," which continues to spread throughout the world and has adversely impacted global commercial activity and contributed to significant declines and volatility in financial markets. The coronavirus outbreak and government responses are creating disruption in global supply chains and adversely impacting many industries. The outbreak could have a continued material adverse impact on economic and market conditions and trigger a period of global economic slowdown. The rapid development and fluidity of this situation precludes any prediction as to the ultimate material adverse impact of the coronavirus outbreak. Nevertheless, the outbreak presents uncertainty and risk with respect to the Company, its performance, and its financial results.

DELEE CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2021 and 2020

NOTE 6 – PRIOR PERIOD ADJUSTMENTS/RESTATEMENT

During 2021 it was discovered that expenses for technology development were capitalized in error and should be expensed under ASC 730-20 as researched and development. As a result, accumulated deficit and technology development were overstated by $451,523 as of December 31, 2020. Research and development expense was understated by $109,110 and FX conversion adjustment was understated by $11,107. The accompanying 2020 financial statements have been restated accordingly.

During 2021 it was also discovered 6% minority interest for Technologies Delee México, S. de R.L. de C.V. was not excluded from the consolidated financial statements of the Company. This resulted in minority interest as of December 31, 2019 to be understated by $(36,978) and minority interest net loss for the year ended December 31, 2020 to be understated by $(17,033). The accompanying 2020 financial statements have been restated accordingly.

NOTE 7– GOING CONCERN

These financial statements are prepared on a going concern basis. The Company's ability to continue is dependent upon management's plan to raise additional funds and achieve profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

NOTE 8 – SUBSEQUENT EVENTS

SAFE Issued

On March 31, 2022 the Company issued a SAFE for $5,000 with a post-money valuation cap of $22,000,000.

SAFE Conversion

On April 7, 2022 the 2017 SAFEs totaling $1,175,000 were converted to preferred stock.

Unsecured Loan

On April 18, 2022 a co-founder loaned Technologies Delee México, S. de R.L. de C.V $3,200,000 Pesos which was approximately $158,000 USD at the time of the loan. The loan will mature on April 18, 2024

Crowdfunded Offering

The Company seeking to offer up to $4,000,000 in SAFEs (the "Crowdfunded Offering"). The Company is attempting to raise a minimum amount of $10,000 in this offering and up to $4,000,000 maximum. The Company must receive commitments from investors totaling the minimum amount by the offering deadline listed in the Form C, as amended in order to receive any funds.

Management's Evaluation

Management has evaluated subsequent events through April 18, 2022, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.

EXHIBIT B

Offering Page found on Intermediary's Portal.





Republic

Company Name	Delee
Logo	
Headline	Medical technology for early cancer detection and treatment monitoring
Slides	





Tags	Companies, Crowd SAFE, Coming Soon, $1M+ raised, Healthcare Facilities & Equipment, Venture-backed, B2B, Biotechnology, Women Founders

Pitch text	## Summary

- Delee has a patent pending technology that is already fully functional
- Delee is running clinical studies for prostate and breast cancer
- Our company has a multidisciplinary team of scientists and engineers
- We are backed by Y Combinator, StartX, and Emles Venture Partners
- Delee is going to start sales as a research use only device by Q4 of 2022
- Delee has secured 11 LOIs worth a potential value of over $2.5M USD
- The clinical market for CTCs has a TAM of $543B USD

Problem

Cancer still is a major global health issue

According to the International Agency for Research on Cancer (IARC), in 2020, the number of new registered cases surpassed 19.2 M globally, whereas over 9.9 M deaths were attributed to this disease [1]. Despite all the recent breakthroughs in cancer treatments, it is estimated that by 2040, the number of new registered cases and fatalities per year will increase to 30.2 M and 16.3 M, respectively [2, 3]. **One of the main reasons cancer still has such a high mortality rate is due to the current lack of tests with the required sensitivity and specificity to aid in the early diagnosis of the disease.**



When it comes to cancer, the detection of tumors at an early stage is key because the survival rate in most types of cancer is directly related to the stage at which tumors are detected. For example, the 5-year relative survival rate for breast cancer when detected at an early stage is 99%, but drops to 28% when detected at a late stage [4].

Furthermore, early detection has the potential of reducing the financial burden of health care on individuals and public health services mainly because cancer treatments used for treating localized disease are less complex, and therefore, less expensive; according to the World Health Organization (WHO), studies made in high-income countries have shown that the cost of cancer treatment, when detected at early stages, is 2 to 4 times less expensive than at advanced stages [5].

Moreover, there is also a lack of technological resources to provide effective monitoring of the applied cancer treatments' efficacy, which may significantly reduce the patients' chances of survival given that the right treatment at the right time for each cancer patient may not be administered due to the lack of information available for physicians.

Since there is an unmet need for tests that can reliably detect cancer at early stages and monitor the applied treatments' effectiveness, the research community has been actively searching for novel biomarkers that can provide clinical information for these purposes. The isolation of circulating tumor cells (CTCs) from blood is a recent alternative that could address this need. **In the last decade, CTCs have attracted a significant amount of attention for their**

potential use as a blood-based biomarker for a broad range of cancer-related clinical applications.

CTCs are malignant cells that are shed from the primary and/or metastatic solid tumors and then infiltrate into the vascular and lymphatic systems; these cells play a fundamental role in the metastatic process of non-hematological cancers [6, 7].



Technologies that detect and isolate CTCs from blood can be used to develop assays that could enable early cancer detection and monitor the applied treatments' effectiveness. **However, the isolation of these malignant cells from blood represents a major technological challenge due to their heterogeneity and extremely low numbers in comparison to blood cells** [8, 9]; on average you can find around 40.5 billion cells in 7.5 mL of blood, while a cancer patient may have between 1 and 1000 CTCs in the same volume [10].

Even though there currently exists multiple cell sorting methods, such as fluorescent-activated cell sorting, magnetic-activated cell sorting, fluorescent-activated droplet sorting, and density gradient centrifugation, these are not compatible with whole blood samples and/or do not have the sufficient sensitivity and specificity to correctly isolate CTCs from blood, which have prevented the development of assays with potential clinical utility... until now.

Solution

Welcome to the next generation of cancer blood tests

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Delee has developed a patent pending technology capable of efficiently isolating and analyzing circulating tumor cells from blood, which could dramatically increase the information that physicians have for detecting cancer at early stages and monitoring the applied treatments' effectiveness.



CytoCatch™ Isolation Platform and Imaging System

Our technology will enable a broad range of clinical applications in oncology, including:



EARLY DETECTION

CTCs HAVE THE POTENTIAL TO BE USED AS A BIOMARKER FOR EARLY DETECTION AND RECURRENCE ASSESSMENT.



TREATMENT MONITORING

MEASURING CTCs LEVELS IN CANCER PATIENTS AND MONITORING ITS CHANGES OVER TIME HAS BEEN ASSOCIATED WITH THE APPLIED TREATMENTS' EFFECTIVENESS.



PERSONALIZED MEDICINE

THE ANALYSIS OF CTCs WILL ENABLE
THE CONTINUOS ASSESSMENT OF
MUTATIONS THAT CAUSE THERAPEUTIC
SENSIBILITY OR RESISTANCE TO SPECIFIC
TARGETED THERAPIES, PROVIDING
PHYSICIANS WITH THE NECESSARY
INFORMATION TO PERSONALIZE EACH
PATIENT'S TREATMENT.



DISEASE EVOLUTION PREDICTOR

CTCs CAN BE USED AS A PROGNOSTIC
INDICATOR OF DISEASE PROGRESSION
AND OVERALL SURVIVAL IN CANCER
PATIENTS.

Benefits of our technology

The early detection of cancer will be translated into invaluable benefits for patients
by greatly increasing their chances of defeating cancer. Furthermore, monitoring
the treatments' effectiveness could also significantly increase the odds of
defeating cancer by applying the most effective treatment for each patient
throughout the course of the disease, while reducing the incurred costs and the
negative side effects caused by drugs that wouldn't be effective for a particular
patient.

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For what types of cancer?

Our technology can be used for a wide variety of cancer types. There is scientific
evidence that indicates the feasibility of developing CTC assays to enable clinical
applications in various types of cancer, including prostate, breast, colorectal, lung,
cervical, skin, and ovarian cancer, just to name a few. **Over 40% of the new
cancer cases and a third of the defunctions registered worldwide are
attributed to prostate, breast, colorectal, and lung cancer** [11].



Product

A complete sample-to-answer solution that will help physicians make information-driven decisions

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The blood sample (extracted by conventional venipuncture, the collection method that is usually used for laboratory testing) along with several reagents are loaded on the CytoCatch™ isolation platform, which automatically performs the necessary steps to prepare and process the sample, capturing the CTCs contained in it. **The unit has an outstanding performance, it has the sensitivity to isolate a single CTC from a background of 56 billion blood cells, and has recovery rates above 96% when processing 10 mL blood samples spiked with tumor cells from prostate, breast, and colorectal cancer cell lines**, meaning that the platform recovers at least 96 out of 100 tumor cells spiked into the sample [11].

Once captured, the CytoCatch™ isolation platform executes an automated protocol to stain the collected cells with fluorescent antibodies for their further analysis with the CytoCatch™ imaging system, which possesses special routines and machine learning algorithms that analyze the captured cells based on their morphology and the expression of specific markers. The fact that all these processes are fully automated increases the reliability and reproducibility of the assay by preventing human errors and cell loss due to manual steps.

Furthermore, **the collected cells are compatible with traditional molecular biology techniques and next generation sequencing technologies, enabling the performance of molecular analyses to assess the genetic characteristics of the captured CTCs.** Finally, the treating physician will get a report with the corresponding results.













Traction

Pre-orders worth a potential value over $2.5 million USD

We've gotten great traction since the pre-commercial launch of our technology. **To date, pre-orders worth a potential value of over $2.5 million USD have been secured from research centers of various hospitals, including the Stanford University Medical Center and the "Dr. José Eleuterio González" University Hospital.** These institutions will use our technology as a research use only device, for which FDA clearance is not required.

Click here for important information regarding Financial Projections which are not guaranteed.



IP and peer-reviewed articles

We have three patent pending applications that protect different aspects of our technology and published two peer-reviewed articles in Nature's Scientific Reports.





nature

SCIENTIFIC REPORTS
natureresearch

OPEN

High-Throughput Automated Microscopy of Circulating Tumor Cells

Received: 21 May 2019
Accepted: 9 September 2019
Published online: 24 September 2019

Carlos Aguilar-Avelar[1], Brenda Soto-García[1], Diana Aráiz-Hernández[1], Juan F. Yee-de León[1], Miguel Esparza[1], Franco Chacón[1], Jesús Rolando Delgado-Balderas[2], Mario M. Alvarez[3,4], Grissel Trujillo-de Santiago[3,5], Lauro S. Gómez-Guerra[6], Liza P. Velarde-Calvillo[1], Alejandro Abarca-Blanco[1] & J. D. Wong-Campos[1,7]







nature

SCIENTIFIC REPORTS
natureresearch

Check for updates

OPEN

Characterization of a novel automated microfiltration device for the efficient isolation and analysis of circulating tumor cells from clinical blood samples

Juan F. Yee-de León[1,8], Brenda Soto-García[1,8], Diana Aráiz-Hernández[1,8], Jesús Rolando Delgado-Balderas[1,2,8], Miguel Esparza[1], Carlos Aguilar-Avelar[1], J. D. Wong-Campos[1,3], Franco Chacón[1], José Y. López-Hernández[1], A. Mauricio González-Treviño[1], José R. Yee-de León[1], Jorge L. Zamora-Mendoza[1], Mario M. Alvarez[4,5], Grissel Trujillo-de Santiago[4,6], Lauro S. Gómez-Guerra[7], Celia N. Sánchez-Domínguez[2], Liza P. Velarde-Calvillo[1] ✉ & Alejandro Abarca-Blanco[1] ✉

Customers

Who buys it?

We'll start sales of our technology as a research use only device by Q4 of 2022, for which FDA clearance is not required, being pharmaceutical companies and research centers our main customers. Once our technology obtains FDA clearance, it will be commercialized as an in vitro diagnostic medical device for its use in hospitals and laboratories.

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Business Model

Recurring revenue through consumable and reagent sales

We will implement the razor and blades business model, obtaining revenue by selling the CytoCatch™ Isolation Platform and Imaging System, and recurring revenue by selling the necessary reagents and consumables to perform each test.



REVENUE THROUGH THE SALE OF DEVICES



RECURRING REVENUE THROUGHTHE SALE OF CONSUMABLES AND REAGENTS

Market

The CTC market is massive and will continue to grow over time

According to a report published by Grand View Research, **in 2019, the global circulating tumor cell market was valued at $8.9B USD, and it's expected to reach a $23.9B USD valuation by 2027** [13, 14]. This valuation is mainly due to the ongoing research that is carried out by numerous research centers to validate the use of these cells as a biomarker for different clinical applications.



THE CTC MARKET IS GOING TO REACH A $23.9B USD VALUATION BY 2027

Once our technology obtains FDA clearance, it will be commercialized as an in vitro diagnostic medical device for its use in hospitals and laboratories, for early cancer detection and monitoring the applied treatments' effectiveness, **accessing a total addressable market of $543B USD.**

Competition

The new standard for capturing and analyzing CTCs

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Most of the blood tests employed as auxiliaries in the diagnosis of cancer and monitoring of the applied treatments' effectiveness measure protein tumor markers levels, such as PSA, CA-125, and AFP. However, there are only a few protein tumor markers that are associated with a particular cancer and are clinically useful; most types of cancer have not been linked to an increase in the levels of a particular protein tumor marker [14]. Furthermore, **these types of tests have a poor sensitivity and specificity, meaning that these markers may be elevated in people that do not have cancer and that not every person with a particular type of cancer will have an elevated level of the corresponding tumor marker** [14]. Taking the PSA test as an example, which measures the amount of PSA in blood and is used to screen for prostate cancer, approximately 79% of men with increased levels of PSA do not have prostate cancer, whereas 9% of the men with normal levels of PSA may have prostate cancer [15].

The isolation and analysis of CTCs is a relatively new practice, and physicians are starting to recognize all its potential benefits. Most of the current CTCs technologies, including the CellSearch® System, which currently is considered the gold standard, rely on the existence of specific proteins on the tumor cells' membranes in order to capture them. However, CTCs are incredibly heterogeneous; when entering the bloodstream, they undergo a biological process that downregulates these proteins, limiting the efficiency with which these cells are captured and thereby losing valuable information [16, 17]. **Our technology changes the norm by isolating CTCs irrespective of the proteins expressed in their membranes, allowing us to capture tumor cells that other technologies can't.**



Vision And Strategy

OUR JOURNEY SO FAR AND FUTURE STEPS



Q1 Development of an early-stage
   prototype of the CytoCatch™
   isolation platform.

Q4 $1.3 million USD raised in seed
   funding.

2017



Q3 Development of fully
   automated prototypes of the
   CytoCatch™ isolation platform and
   imaging system.

Q4 Implementation of machine
   learning algorithms to
   accurately enumerate the CTCs
   captured from blood.

2018



Q1 Successful raise of $1.07 million
   USD through crowdfunding.

Q2 Began development of the
   commercial version of our
   technology, enhancing the
   capabilities of our previous
   prototypes and the robustness
   of the CTC assay.

Q3 Establishment of multiple
   collaborations with medical
   institutions to accelerate the
   clinical validation of our
   technology.

2020



Q1 Assessment of the prototypes'
   performance in a laboratory
   setting.

Q3 Preliminary clinical validation of the
   technology using real blood
   samples from patients with prostate
   cancer and healthy controls.

Q4 Meeting with a consulting firm to
   establish a clear pathway and
   strategy looking for FDA
   clearance.

2019



WHAT WILL BE DONE

Q2 Completion of the commercial versions of the CytoCatch™ isolation platform and imaging system.

Q3 Analytical validation of the technology using blood samples spiked with cancer cell lines.

Q4 Analytical validation of the technology using blood samples spiked with cancer cell lines.

Q2 Set up an assembly line for the CytoCatch™ isolation platform and imaging system.

Q3 Completion of the clinical study that involves the use of samples from prostate cancer patients.

Establishment of multiple collaborations with leading experts in the field of CTCs to accelerate the adoption of our technology.

Q4 Commercial launch of our technology as a research use only in vitro diagnostic platform.

2021

2022

Q2 Beginning of the process to get FDA clearance for the commercialization of our technology as an in vitro diagnostic medical device for hospitals and laboratories.

2023

Funding

Delee has raised over $2.6M USD

We are backed by Y Combinator and StartX, two of the most important startup accelerators in the world. Delee is also funded by Emles venture partners and raised over $1.4M USD on equity crowdfunding from more than 5250 investors.





Founders



Liza Velarde
Chief Executive Officer (CEO)

  

 

Liza Velarde is a Co-founder and acting CEO of Delee Corp. She is a Y Combinator alumna and has a bachelor's degree in International Business from Tecnológico de Monterrey. Velarde is responsible for the development and execution of the company's strategic plans, leading along with her co-founders, the engineering team that built Delee's core technology. She has raised over $2.6 M USD through investments, government funds, and multiple awards, also securing pre-orders worth a potential value of over $2.5 M USD. Velarde has also established strong relations with top hospitals and research centers and her work has been highly regarded by international institutions, such as Cartier Women's Initiative Awards and WeXchange (an initiative of the Inter-American Development Bank). In recent years, she has been acknowledged as one of the 50 most relevant people transforming Mexico and one of Forbes's 100 most influential women in Mexico, and has been invited as a speaker on various international panels about cancer and entrepreneurship, such as WeXchange 2019 and The Economist: War on Cancer LATAM 2019.



Alejandro Abarca
Chief Technology Officer (CTO)

  

 

Alejandro Abarca is a Co-Founder and acting CTO at Delee Corp. He is a Physicist, a Y Combinator, a Singularity University, and a Royal Academy of Engineering LIF alumnus. Abarca is a co-creator of the CytoCatch™ isolation platform and imaging system, which isolates and analyzes circulating tumor cells from blood samples. He has published 6 scientific papers in international journals. He has over ten years of experience developing and producing medical devices and biosensors, including, a microfluidic device for the isolation of rare cell subpopulations based on dielectrophoretic separation, manufacturing methods for embedding metal electrodes onto thermoplastics for microfluidic applications, and an automated imaging system to study cell's properties by immunostaining. Abarca also has collaborated in projects related to bioprinting and point-of-care applications with various research groups at Tecnológico de Monterrey. His areas of expertise include microfabrication, manufacturing techniques for mass production, optics, and cell separation based on physical properties.



Juan Felipe Yee
Chief Medical Officer (CMO)

 


Juan Felipe Yee is a Co-Founder and acting CMO at Delee Corp. He is a Y Combinator alumnus, and obtained a M.Sc. in Electronic Engineering and a B.Sc. in Biomedical Engineering both from Tecnológico de Monterrey. Yee is a co-creator of the CytoCatch™ isolation platform and imaging system, which isolates and analyzes circulating tumor cells from blood samples, and is responsible for planning, developing, implementing, and monitoring the overall strategy for the analytical and clinical validation of the CytoCatch™ technology. He has published 8 scientific papers in international journals and spent over a decade working and collaborating in the development of several medical devices and biosensors, including, a high intensity phototherapy LED source to treat hyperbilirubinemia in newborns, substrates made from carbon nanofiber mats coated with gold nanoparticles for the detection of specific molecules in simple solutions by SERS spectroscopy, and microfluidic devices for cell isolation based on antigen-antibody interactions, inertial forces, and dielectrophoresis.

Team

	David Mohler	Medical Advisor
	José Yee	Software Design Engineer
	Jorge Zamora	Hardware Design Engineer
	Gracié Rodríguez	Strategic Planning Specialist
	Karen Velarde	Marketing & Strategic Specialist

	Marisol Abarca	Mechanical Design Engineer
	Mauricio González	Biomedical Engineer
	Miguel Esparza, Ph.D.	Electronics Research Scientist
	Carlos Aguilar, Ph.D.	Artificial Intelligence Research Scientist
	Diana Aráiz	Molecular Biology Research Scientist
	Brenda Soto	Cell Biology Research Scientist
	Juan Yee	Founder and CMO
	Chiu Chau	Scientific Advisor
	Lauro Gómez	Medical Advisor
	Joost Leeflang	Marketing Advisor
	Grissel Trujillo	Scientific Advisor

	Mario Álvarez	Scientific Advisor
	Gladys Díaz	Biomedical Engineer
	Alejandro Abarca	Founder and CTO
	Everardo González, Ph.D.	Biotechnology Research Scientist
	Rolando Delgado, Ph.D.	Biochemical Research Scientist
	Liza Velarde	Founder and CEO

Perks

FAQ

How do I earn a return? We are using Republic's Crowd SAFE security. Learn how this translates into a return on investment here.

What must I do to receive my equity or cash in the event of the conversion of my Crowd SAFE?

Suppose the Company converts the Crowd SAFE as a result of an equity financing. In that case, you must open a custodial account with the custodian and sign subscription documentation to receive the equity securities. The Company will notify you of the conversion trigger, and you must complete necessary documentation within 30 days of such notice. If you do not complete the required documentation with that time frame, you will only be able to receive an amount of cash equal to (or less in some circumstances) your investment amount. Unclaimed cash will be subject to relevant escheatment laws. For more information, see the Crowd SAFE for this offering.

If the conversion of the Crowd SAFE is triggered as a result of a Liquidity Event (e.g. M&A or an IPO), then you will be required to select between receiving a cash payment (equal to your investment amount or a lesser amount) or equity. You are required to make your selection (and complete any relevant documentation) within 30 days of such receiving notice from the Company of the conversion trigger, otherwise you will receive the cash payment option, which will be subject to relevant escheatment laws. The equity consideration varies depending on whether the Liquidity Event occurs before or after an equity financing. For more information, see the Crowd SAFE for this offering.

EXHIBIT C

Form of Security

THIS INSTRUMENT HAS BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "**SECURITIES ACT**"), AND NEITHER IT NOR ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

IF THE INVESTOR LIVES OUTSIDE THE UNITED STATES, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN PURCHASER.

DELEE CORP.

Crowd SAFE
(Crowdfunding Simple Agreement for Future Equity)

Series 2022

THIS CERTIFIES THAT in exchange for the payment by [Investor Name] (the "**Investor**", and together with all other Series 2022 Crowd SAFE holders, "**Investors**") of $[_____] (the "**Purchase Amount**") on or about [Date of Crowd SAFE], Delee Corp., a Delaware corporation (the "**Company**"), hereby issues to the Investor the right to certain shares of the Company's Capital Stock (defined below), subject to the terms set forth below.

The "**Valuation Cap**" is $19,000,000, if the subscription is made on or before 11:59:59 P.M. (U.S. Pacific Time) June 23, 2022 ("**Early Investors**"), and $22,000,000, if the subscription is made on or after 12:00:00 A.M. (U.S. Pacific Time) June 23, 2022 ("**Standard Investors**").

See Section 2 for certain additional defined terms.

1.   *Events*

(a)   **Equity Financing**.

(i)   If an Equity Financing occurs before this instrument terminates in accordance with Sections 1(b)-(d) ("**First Equity Financing**"), the Company shall promptly notify the Investor of the closing of the First Equity Financing and of the Company's discretionary decision to either (1) continue the term of this Crowd SAFE without converting the Purchase Amount to Capital Stock; or (2) issue to the Investor a number of shares of the CF Shadow Series of the Capital Stock (whether Preferred Stock or another class issued by the Company) sold in the First Equity Financing. The number of shares of the CF Shadow Series of such Capital Stock shall equal the quotient obtained by dividing (x) the Purchase Amount by (y) the **First Equity Financing Price** (as defined below).

(ii)   If the Company elects to continue the term of this Crowd SAFE past the First Equity Financing and another Equity Financing occurs before the termination of this Crowd SAFE in accordance with Sections 1(b)-(d) (each, a "**Subsequent Equity Financing**"), the Company shall promptly notify the Investor of the closing of the Subsequent Equity Financing and of the Company's discretionary decision to either (1) continue the term of this Crowd SAFE without converting the Investor's Purchase Amount to Capital Stock; or (2) issue to the Investor a number of shares of the CF Shadow Series of the Capital Stock (whether Preferred Stock or another class issued by the Company) sold in the Subsequent Equity Financing. The number of shares of the CF Shadow Series of such Capital Stock shall equal to the quotient obtained by dividing (x) the Purchase Amount by (y) the First Equity Financing Price.

(b)   **Liquidity Event**.

(i)   If there is a Liquidity Event before the termination of this instrument and before any Equity Financing, the Investor must select, at its option, within thirty (30) days of receiving notice (whether actual or constructive), either (1) to receive a cash payment equal to the Purchase Amount (or a lesser amount as described below) or (2) to receive from the Company a number of shares of Common Stock equal to the Purchase Amount (or a lesser amount as described below) divided by the Liquidity Price.

(ii)   If there is a Liquidity Event after one or more Equity Financings have occurred but before the termination of this instrument, the Investor must select, at its option, within thirty (30) days of receiving notice (whether actual or constructive), either (1) to receive a cash payment equal to the Purchase Amount (or a lesser amount as described below) or (2) to receive from the Company a number of shares of the most recent issued Capital Stock (whether Preferred Stock or another class issued by the Company) equal to the Purchase Amount divided by the First Equity Financing Price. Shares of Capital Stock granted in connection therewith shall have the same liquidation rights and preferences as the shares of Capital Stock issued in connection with the Company's most recent Equity Financing.

(iii)   If there are not enough funds to pay the Investor and holders of other Crowd SAFEs (collectively, the "**Cash-Out Investors**") in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Purchase Amounts. In connection with this Section 1(b), the Purchase Amount (or a lesser amount as described below) will be due and payable by the Company to the Investor immediately prior to, or concurrent with, the consummation of the Liquidity Event.

Notwithstanding Sections 1(b)(i)(2) or 1(b)(ii)(2), if the Company's board of directors determines in good faith that delivery of Capital Stock to the Investor pursuant to Section 1(b)(i)(2) or Section 1(b)(ii)(2) would violate applicable law, rule or regulation, then the Company shall deliver to Investor in lieu thereof, a cash payment equal to the fair market value of such Capital Stock, as determined in good faith by the Company's board of directors.

(c)   **Dissolution Event**. If there is a Dissolution Event before this instrument terminates in accordance with Sections 1(a) or 1(b), subject to the preferences applicable to any series of Preferred Stock, the Company will distribute its entire assets legally available for distribution with equal priority among the (i) Investors (on an as converted basis based on a valuation of Common Stock as determined in good faith by the Company's board of directors at the time of Dissolution Event), (ii) all other holders of instruments sharing in the assets of the Company at the same priority as holders of Common Stock upon a Dissolution Event and (iii) and all holders of Common Stock.

(d) **Termination**. This instrument will terminate (without relieving the Company or the Investor of any obligations arising from a prior breach of or non-compliance with this instrument) upon the earlier to occur: (i) the issuance of shares, whether in Capital Stock or in the CF Shadow Series, to the Investor pursuant to <u>Section 1(a)</u> or <u>Section 1(b)</u>; or (ii) the payment, or setting aside for payment, of amounts due to the Investor pursuant to <u>Sections 1(b)</u> or <u>1(c)</u>.

2. *Definitions*

"**Capital Stock**" means the capital stock of the Company, including, without limitation, Common Stock and Preferred Stock.

"**CF Shadow Series**" shall mean a non-voting series of Capital Stock that is otherwise identical in all respects to the shares of Capital Stock (whether Preferred Stock or another class issued by the Company) issued in the relevant Equity Financing (e.g., if the Company sells Series A Preferred Stock in an Equity Financing, the Shadow Series would be Series A-CF Preferred Stock), except that:

(i) CF Shadow Series shareholders shall have no voting rights and shall not be entitled to vote on any matter that is submitted to a vote or for the consent of the stockholders of the Company; and

(ii) CF Shadow Series shareholders have no information or inspection rights, except with respect to such rights deemed not waivable by laws.

"**Change of Control**" means (i) a transaction or series of related transactions in which any "person" or "group" (within the meaning of Sections 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended)(the "**Exchange Act**"), becomes the "beneficial owner" (as defined in Rule 13d-3 under the Exchange Act), directly or indirectly, of more than 50% of the outstanding voting securities of the Company having the right to vote for the election of members of the Company's board of directors, (ii) any reorganization, merger or consolidation of the Company, other than a transaction or series of related transactions in which the holders of the voting securities of the Company outstanding immediately prior to such transaction or series of related transactions retain, immediately after such transaction or series of related transactions, at least a majority of the total voting power represented by the outstanding voting securities of the Company or such other surviving or resulting entity or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

"**Common Stock**" means common stock, par value $0.00001 per share, of the Company.

"**Dissolution Event**" means (i) a voluntary termination of operations, (ii) a general assignment for the benefit of the Company's creditors, (iii) the commencement of a case (whether voluntary or involuntary) seeking relief under Title 11 of the United States Code (the "Bankruptcy Code"), or (iv) any other liquidation, dissolution or winding up of the Company (excluding a Liquidity Event), whether voluntary or involuntary.

"**Equity Financing**" shall mean the next sale (or series of related sales) by the Company of its Capital Stock to one or more third parties following the date of this instrument from which the Company receives gross proceeds of not less than $1,000,000 cash or cash equivalent (excluding the conversion of any instruments convertible into or exercisable or exchangeable for Capital Stock, such as SAFEs or convertible promissory notes) with the principal purpose of raising capital.

"**Equity Securities**" shall mean Common Stock or Preferred Stock or any securities convertible into, exchangeable for or conferring the right to purchase (with or without additional consideration)

Common Stock or Preferred Stock, except in each case, (i) any security granted, issued and/or sold by the Company to any director, officer, employee, advisor or consultant of the Company in such capacity for the primary purpose of soliciting or retaining his, her or its services, (ii) any convertible promissory notes issued by the Company, and (iii) any SAFEs issued.

"**First Equity Financing Price**" shall mean, calculated with respect to whether or not the subscriber is an Early Investor, (x) if the pre-money valuation of the Company immediately prior to the First Equity Financing is less than <u>or</u> equal to the Valuation Cap, the lowest price per share of the Equity Securities sold in the First Equity Financing or (y) if the pre-money valuation of the Company immediately prior to the First Equity Financing is greater than the Valuation Cap, the SAFE Price.

"**Fully Diluted Capitalization**" shall mean the aggregate number, as of immediately prior to the First Equity Financing, of issued and outstanding shares of Capital Stock, assuming full conversion or exercise of all convertible and exercisable securities then outstanding, including shares of convertible Preferred Stock and all outstanding vested or unvested options or warrants to purchase Capital Stock, but excluding (i) the issuance of all shares of Capital Stock reserved and available for future issuance under any of the Company's existing equity incentive plans, (ii) convertible promissory notes issued by the Company, (iii) any SAFEs, and (iv) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or SAFEs.

"**Intermediary**" means OpenDeal Portal LLC, a registered securities crowdfunding portal CRD#283874, or a qualified successor.

"**IPO**" means: (A) the completion of an underwritten initial public offering of Capital Stock by the Company pursuant to: (I) a final prospectus for which a receipt is issued by a securities commission of the United States or of a province of Canada, or (II) a registration statement which has been filed with the United States Securities and Exchange Commission and is declared effective to enable the sale of Capital Stock by the Company to the public, which in each case results in such equity securities being listed and posted for trading or quoted on a recognized exchange; (B) the Company's initial listing of its Capital Stock (other than shares of Capital Stock not eligible for resale under Rule 144 under the Securities Act) on a national securities exchange by means of an effective registration statement on Form S-1 filed by the Company with the SEC that registers shares of existing capital stock of the Company for resale, as approved by the Company's board of directors, where such listing shall not be deemed to be an underwritten offering and shall not involve any underwriting services; or (C) the completion of a reverse merger or take-over whereby an entity (I) whose securities are listed and posted for trading or quoted on a recognized exchange, or (II) is a reporting issuer in the United States or the equivalent in any foreign jurisdiction, acquires all of the issued and outstanding Capital Stock of the Company.

"**Liquidity Capitalization**" means the number, as of immediately prior to the Liquidity Event, of shares of the Company's capital stock (on an as-converted basis) outstanding, assuming exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding: (i) shares of Capital Stock reserved and available for future grant under any equity incentive or similar plan; (ii) any SAFEs; (iii) convertible promissory notes; and (iv) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or SAFEs.

"**Liquidity Event**" means a Change of Control or an IPO.

"**Liquidity Price**" means the price per share equal to (x) the Valuation Cap (determined with respect to whether or not the Subscriber is an Early Investor) divided by (y) the Liquidity Capitalization.

"**Lock-up Period**" means the period commencing on the date of the final prospectus relating to the Company's IPO, and ending on the date specified by the Company and the managing underwriter(s). Such period shall not exceed one hundred eighty (180) days, or such other period as may be requested by the Company or an underwriter to accommodate regulatory restrictions on (i) the publication or other distribution of research reports, and (ii) analyst recommendations and opinions.

"**Preferred Stock**" means the preferred stock of the Company.

"**Regulation CF**" means Regulation Crowdfunding promulgated under the Securities Act.

"**SAFE**" means any simple agreement for future equity (or other similar agreement), including a Crowd SAFE, which is issued by the Company for bona fide financing purposes and which may convert into Capital Stock in accordance with its terms.

"**SAFE Price**" means the price per share equal to (x) the Valuation Cap (determined with respect to whether or not the Subscriber is an Early Investor) divided by (y) the Fully Diluted Capitalization.

3. *Company Representations*

(a)   The Company is a corporation duly incorporated, validly existing and in good standing under the laws of the state of its incorporation, and has the power and authority to own, lease and operate its properties and carry on its business as now conducted.

(b)   The execution, delivery and performance by the Company of this instrument is within the power of the Company and, other than with respect to the actions to be taken when equity is to be issued to Investor, has been duly authorized by all necessary actions on the part of the Company. This instrument constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity. To the knowledge of the Company, it is not in violation of (i) its current charter or bylaws; (ii) any material statute, rule or regulation applicable to the Company; or (iii) any material indenture or contract to which the Company is a party or by which it is bound, where, in each case, such violation or default, individually, or together with all such violations or defaults, could reasonably be expected to have a material adverse effect on the Company.

(c)   The performance and consummation of the transactions contemplated by this instrument do not and will not: (i) violate any material judgment, statute, rule or regulation applicable to the Company; (ii) result in the acceleration of any material indenture or contract to which the Company is a party or by which it is bound; or (iii) result in the creation or imposition of any lien upon any property, asset or revenue of the Company or the suspension, forfeiture, or nonrenewal of any material permit, license or authorization applicable to the Company, its business or operations.

(d)   No consents or approvals are required in connection with the performance of this instrument, other than: (i) the Company's corporate approvals; (ii) any qualifications or filings under applicable securities laws; and (iii) necessary corporate approvals for the authorization of shares of CF Shadow Series issuable pursuant to Section 1.

(e)   The Company shall, prior to the conversion of this instrument, reserve from its authorized but unissued shares of Capital Stock for issuance and delivery upon the conversion of this instrument, such number of shares of the Capital Stock as necessary to effect the conversion contemplated by this instrument, and, from time to time, will take all steps necessary to amend its charter to provide sufficient authorized numbers of shares of the Capital Stock issuable upon the conversion of this instrument. All such shares shall be duly authorized, and when issued upon any such conversion, shall be validly issued, fully paid and non-assessable, free and clear of all liens, security interests, charges and other encumbrances or restrictions on sale and free and clear of all preemptive rights, except encumbrances or restrictions arising under federal or state securities laws.

(f)   The Company is (i) not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act, (ii) not an investment company as defined in Section 3 of the Investment Company Act of 1940 (the "**Investment Company Act**"), and is not excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act, (iii) not disqualified from selling securities under Rule 503(a) of Regulation CF, (iv) not barred from selling securities under Section 4(a)(6) of the Securities Act due to a failure to make timely annual report filings, (vi) not planning to engage in a merger or acquisition with an unidentified company or companies, and (vii) organized under, and subject to, the laws of a state or territory of the United States or the District of Columbia.

(g)   The Company has, or will shortly after the issuance of this instrument, engage a transfer agent registered with the U.S. Securities and Exchange Commission to act as the sole registrar and transfer agent for the Company with respect to the Crowd SAFE.

4. *Investor Representations*

(a)   The Investor has full legal capacity, power and authority to execute and deliver this instrument and to perform its obligations hereunder. This instrument constitutes a valid and binding obligation of the Investor, enforceable in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity.

(b)   The Investor has been advised that this instrument and the underlying securities have not been registered under the Securities Act or any state securities laws and are offered and sold hereby pursuant to Section 4(a)(6) of the Securities Act. The Investor understands that neither this instrument nor the underlying securities may be resold or otherwise transferred unless they are registered under the Securities Act and applicable state securities laws or pursuant to Rule 501 of Regulation CF, in which case certain state transfer restrictions may apply.

(c)   The Investor is purchasing this instrument and the securities to be acquired by the Investor hereunder for its own account for investment, not as a nominee or agent, and not with a view to, or for resale in connection with, the distribution thereof, and the Investor has no present intention of selling, granting any participation in, or otherwise distributing the same. The Investor understands that the Securities have not been, and will not be, registered under the Securities Act or any state securities laws, by reason of specific exemptions under the provisions thereof which depend upon, among other things, the bona fide nature of the investment intent and the accuracy of each Investor's representations as expressed herein.

(d)   The Investor acknowledges, and is purchasing this instrument in compliance with, the investment limitations set forth in Rule 100(a)(2) of Regulation CF, promulgated under Section 4(a)(6)(B) of the Securities Act.

(e)   The Investor acknowledges that the Investor has received all the information the Investor has requested from the Company and the Investor considers necessary or appropriate for deciding whether to acquire this instrument and the underlying securities, and the Investor represents that the Investor has had an opportunity to ask questions and receive answers from the Company regarding the terms and conditions of this instrument and the underlying securities and to obtain any additional information necessary to verify the accuracy of the information given to the Investor. In deciding to purchase this instrument, the Investor is not relying on the advice or recommendations of the Company or of the Intermediary and the Investor has made its own independent decision that an investment in this instrument and the underlying securities is suitable and appropriate for the Investor. The Investor understands that no federal or state agency has passed upon the merits or risks of an investment in this instrument and the underlying securities or made any finding or determination concerning the fairness or advisability of this investment.

(f)   The Investor understands and acknowledges that as a Crowd SAFE investor, the Investor shall have no voting, information or inspection rights, aside from any disclosure requirements the Company is required to make under relevant securities regulations.

(g)   The Investor understands that no public market now exists for any of the securities issued by the Company, and that the Company has made no assurances that a public market will ever exist for this instrument and the securities to be acquired by the Investor hereunder.

(h)   The Investor is not (i) a citizen or resident of a geographic area in which the purchase or holding of the Crowd SAFE and the underlying securities is prohibited by applicable law, decree, regulation, treaty, or administrative act, (ii) a citizen or resident of, or located in, a geographic area that is subject to U.S. or other applicable sanctions or embargoes, or (iii) an individual, or an individual employed by or associated with an entity, identified on the U.S. Department of Commerce's Denied Persons or Entity List, the U.S. Department of Treasury's Specially Designated Nationals List, the U.S. Department of State's Debarred Parties List or other applicable sanctions lists. Investor hereby represents and agrees that if Investor's country of residence or other circumstances change such that the above representations are no longer accurate, Investor will immediately notify Company. Investor further represents and warrants that it will not knowingly sell or otherwise transfer any interest in the Crowd SAFE or the underlying securities to a party subject to U.S. or other applicable sanctions.

(i)   If the Investor is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), the Investor hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation, subscription and payment for, and continued ownership of, its beneficial interest in the Crowd SAFE and the underlying securities will not violate any applicable securities or other laws of the Investor's jurisdiction, including (i) the legal requirements within its jurisdiction for the subscription and the purchase of its beneficial interest in the Crowd SAFE; (ii) any foreign exchange restrictions applicable to such subscription and purchase; (iii) any governmental or other consents that may need to be obtained; and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, conversion, redemption, sale, or transfer of its beneficial interest in the Crowd SAFE and the underlying securities. The Investor acknowledges that the Company has taken no action in foreign jurisdictions with respect to the Crowd SAFE (and the Investor's beneficial interest therein) and the underlying securities.

(j)   If the Investor is a corporate entity: (i) such corporate entity is duly incorporated, validly existing and in good standing under the laws of the state of its incorporation, and has the power and authority to enter into this Crowd SAFE; (ii) the execution, delivery and performance by the Investor of the Crowd SAFE is within the power of the Investor and has been duly authorized by all necessary actions on the part of the Investor; (iii) to the knowledge of the Investor, it is not in violation of its current charter or bylaws, any material statute, rule or regulation applicable to the Investor; and (iv) the performance of this Crowd SAFE does not and will not violate any material judgment, statute, rule or regulation applicable to the Investor; result in the acceleration of any material indenture or contract to which the Investor is a party or by which it is bound, or otherwise result in the creation or imposition of any lien upon the Purchase Amount.

(k)   The Investor further acknowledges that it has read, understood, and had ample opportunity to ask Company questions about its business plans, "Risk Factors," and all other information presented in the Company's Form C and the offering documentation filed with the SEC.

(l)   The Investor represents that the Investor understands the substantial likelihood that the Investor will suffer a **TOTAL LOSS** of all capital invested, and that Investor is prepared to bear the risk of such total loss.

5. *Transfer Restrictions*.

(a)   The Investor hereby agrees that during the Lock-up Period it will not, without the prior written consent of the managing underwriter: (A) lend; offer; pledge; sell; contract to sell; sell any option or contract to purchase; purchase any option or contract to sell; grant any option, right, or warrant to purchase; or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Common Stock (whether such shares or any such securities are then owned by the Investor or are thereafter acquired); or (B) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of such securities; whether any such transaction described in clause (A) or (B) above is to be settled by delivery of Common Stock or other securities, in cash, or otherwise.

(b)   The foregoing provisions of Section 5(a) will: (x) apply only to the IPO and will not apply to the sale of any shares to an underwriter pursuant to an underwriting agreement; (y) not apply to the transfer of any shares to any trust for the direct or indirect benefit of the Investor or the immediate family of the Investor, provided that the trustee of the trust agrees to be bound in writing by the restrictions set forth herein, and provided further that any such transfer will not involve a disposition for value; and (z) be applicable to the Investor only if all officers and directors of the Company are subject to the same restrictions and the Company uses commercially reasonable efforts to obtain a similar agreement from all stockholders individually owning more than 5% of the outstanding Common Stock or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Common Stock. Notwithstanding anything herein to the contrary, the underwriters in connection with the IPO are intended third-party beneficiaries of Section 5(a) and will have the right, power and authority to enforce the provisions hereof as though they were a party hereto. The Investor further agrees to execute such agreements as may be reasonably requested by the underwriters in connection with the IPO that are consistent with Section 5(a) or that are necessary to give further effect thereto.

(c)   In order to enforce the foregoing covenant, the Company may impose stop transfer instructions with respect to the Investor's registrable securities of the Company (and the Company shares or securities of every other person subject to the foregoing restriction) until the end of the Lock-up Period. The Investor agrees that a legend reading substantially as follows will be placed on all certificates representing all of the Investor's registrable securities of the Company (and the shares or securities of the Company held by every other person subject to the restriction contained in Section 5(a)):

THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO A LOCK-UP PERIOD BEGINNING ON THE EFFECTIVE DATE OF THE COMPANY'S REGISTRATION STATEMENT FILED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AS SET FORTH IN AN AGREEMENT BETWEEN THE COMPANY AND THE ORIGINAL HOLDER OF THESE SECURITIES, A COPY OF WHICH MAY BE OBTAINED AT THE COMPANY'S PRINCIPAL OFFICE. SUCH LOCK-UP PERIOD IS BINDING ON TRANSFEREES OF THESE SECURITIES.

(d)   Without in any way limiting the representations and warranties set forth in Section 4 above, the Investor further agrees not to make any disposition of all or any portion of this instrument or the underlying securities unless and until the transferee has agreed in writing for the benefit of the Company to make the representations and warranties set out in Section 4 and the undertaking set out in Section 5(a) and:

(i)   There is then in effect a registration statement under the Securities Act covering such proposed disposition and such disposition is made in accordance with such registration statement; or

(ii)   The Investor shall have notified the Company of the proposed disposition and shall have furnished the Company with a detailed statement of the circumstances surrounding the proposed disposition and, if reasonably requested by the Company, the Investor shall have furnished the Company with an opinion of counsel reasonably satisfactory to the Company that such disposition will not require registration of such shares under the Securities Act.

(e)   The Investor agrees that it shall not make any disposition of this instrument or any underlying securities to any of the Company's competitors, as determined by the Company in good faith.

(f)   The Investor understands and agrees that the Company will place the legend set forth below or a similar legend on any book entry or other forms of notation evidencing this Crowd SAFE and any certificates evidencing the underlying securities, together with any other legends that may be required by state or federal securities laws, the Company's charter or bylaws, any other agreement between the Investor and the Company or any agreement between the Investor and any third party:

THIS INSTRUMENT HAS BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), AND NEITHER IT NOR ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

6. *Miscellaneous*

(a)   The Investor agrees to execute the Nominee Rider and Waiver, attached hereto as Exhibit A contemporaneously and in connection with the purchase of this Crowd SAFE.

(b)   The Investor agrees to take any and all actions determined in good faith by the Company's board of directors to be advisable to reorganize this instrument and any shares of Capital Stock issued pursuant to the terms of this instrument into a special purpose vehicle or other entity designed to aggregate the interests of holders of Crowd SAFEs.

(c)   Any provision of this instrument may be amended, waived or modified only upon the written consent of either (i) the Company and the Investor, or (ii) the Company and the majority of the Investors (calculated based on the Purchase Amount of each Investors Crowd SAFE).

(d)   Any notice required or permitted by this instrument will be deemed sufficient when delivered personally or by overnight courier or sent by email to the relevant address listed on the signature page, or 48 hours after being deposited in the U.S. mail as certified or registered mail with postage prepaid, addressed to the party to be notified at such party's address listed on the signature page, as subsequently modified by written notice.

(e)   The Investor is not entitled, as a holder of this instrument, to vote or receive dividends or be deemed the holder of Capital Stock for any purpose, nor will anything contained herein be construed to confer on the Investor, as such, any of the rights of a stockholder of the Company or any right to vote for the election of directors or upon any matter submitted to stockholders at any meeting thereof, or to give or withhold consent to any corporate action or to receive notice of meetings, or to receive subscription rights or otherwise until shares have been issued upon the terms described herein.

(f)   Neither this instrument nor the rights contained herein may be assigned, by operation of law or otherwise, by either party without the prior written consent of the other; *provided, however*, that this instrument and/or the rights contained herein may be assigned without the Company's consent by the Investor to any other entity who directly or indirectly, controls, is controlled by or is under common control with the Investor, including, without limitation, any general partner, managing member, officer or director of the Investor, or any venture capital fund now or hereafter existing which is controlled by one or more general partners or managing members of, or shares the same management company with, the Investor; and *provided, further*, that the Company may assign this instrument in whole, without the consent of the Investor, in connection with a reincorporation to change the Company's domicile.

(g)   In the event any one or more of the terms or provisions of this instrument is for any reason held to be invalid, illegal or unenforceable, in whole or in part or in any respect, or in the event that any one or more of the terms or provisions of this instrument operate or would prospectively operate to invalidate this instrument, then such term(s) or provision(s) only will be deemed null and void and will not affect any other term or provision of this instrument and the remaining terms and provisions of this instrument will remain operative and in full force and effect and will not be affected, prejudiced, or disturbed thereby.

(h)   All securities issued under this instrument may be issued in whole or fractional parts, in the Company's sole discretion.

(i)   All rights and obligations hereunder will be governed by the laws of the State of Delaware, without regard to the conflicts of law provisions of such jurisdiction.

(j)   Any dispute, controversy or claim arising out of, relating to or in connection with this instrument, including the breach or validity thereof, shall be determined by final and binding arbitration administered by the American Arbitration Association (the "**AAA**") under its Commercial Arbitration Rules and Mediation Procedures ("**Commercial Rules**"). The award rendered by the arbitrator shall be final, non-appealable and binding on the parties and may be entered and enforced in any court having jurisdiction. There shall be one arbitrator agreed to by the parties within twenty (20) days of receipt by respondent of the request for arbitration or, in default thereof, appointed by the AAA in accordance with its Commercial Rules. The place of arbitration shall be Laredo, Texas. Except as may be required by law or to protect a legal right, neither a party nor the arbitrator may disclose the existence, content or results of any arbitration without the prior written consent of the other parties.

(k)   The parties acknowledge and agree that for United States federal and state income tax purposes this Crowd SAFE is, and at all times has been, intended to be characterized as stock, and more particularly as common stock for purposes of Sections 304, 305, 306, 354, 368, 1036 and 1202 of the Internal Revenue Code of 1986, as amended. Accordingly, the parties agree to treat this Crowd SAFE consistent with the foregoing intent for all United States federal and state income tax purposes (including, without limitation, on their respective tax returns or other informational statements).

(l)   The Investor agrees any action contemplated by this Crowd SAFE and requested by the Company must be completed by the Investor within thirty (30) calendar days of receipt of the relevant notice (whether actual or constructive) to the Investor.

(*Signature page follows*)

IN WITNESS WHEREOF, the undersigned have caused this instrument to be duly executed and delivered.

DELEE CORP.

By:
Name: Liza Velarde
Title: Chief Executive Officer
Address: 1211 San Dario Avenue, #2068, Laredo, TX 78040, United States
Email: liza@delee.bio

INVESTOR:

By:
Name:

Exhibit A- *Nominee Rider and Waiver*

Nominee Rider and Waiver

Republic Investment Services LLC (f/k/a NextSeed Services, LLC) (the "**Nominee**") is hereby appointed to act on behalf of the Investor as agent and proxy in all respects under the Crowd SAFE Series 2022 issued by DELEE CORP. (the "**Security**"), to receive all notices and communications on behalf of the Investor, cause the Security or any securities which may be acquired upon conversion thereof (the "**Conversion Securities**") to be custodied with a qualified custodian, and, to the extent the Securities or Conversion Securities are entitled to vote at any meeting or take action by consent, Nominee is authorized and empowered to vote and act on behalf of Investor in all respects thereto until the expiry of the Term (as defined below) (collectively the "**Nominee Services**"). Defined terms used in this Nominee Rider are controlled by the Security unless otherwise defined.

Nominee shall vote all such Securities and Conversion Securities consistently at the direction of the Chief Executive Officer of Delee Corp. Neither Nominee nor any of its affiliates nor any of their respective officers, partners, equity holders, managers, officers, directors, employees, agents or representatives shall be liable to Investor for any action taken or omitted to be taken by it hereunder, or in connection herewith or therewith, except for damages caused by its or their own recklessness or willful misconduct.

Upon any conversion of the Securities into Conversion Securities of the Company, in accordance with the terms of the Securities, Nominee will execute and deliver to the Issuer all transaction documents related to such transaction or other corporate event causing the conversion of the Securities in accordance therewith; *provided,* that such transaction documents are the same documents to be entered into by all holders of other Securities of the same class issued by the Company that will convert in connection with the equity financing or corporate event and being the same as the purchasers in the equity financing or corporate transaction. The Investor acknowledges and agrees, as part of the process, the Nominee may open an account in the name of the Investor with a qualified custodian and allow the qualified custodian to take custody of the Conversion Securities in exchange for a corresponding beneficial interest held by the Investor. Upon any such conversion or changing of title, Nominee will take reasonable steps to send notice to the Investor, using the last known contact information of such Investor.

The "**Term**" the Nominee Services will be provided will be the earlier of the time which the Securities or any Conversion Securities are (i) terminated, (ii) registered under the Exchange Act, or (iii) the time which the Nominee, the Investor and the Company mutually agree to terminate the Nominee Services.

To the extent you provide the Issuer with any personally identifiable information in connection with your election to invest in the Securities, the Issuer and its affiliates may share such information with the Nominee, the Intermediary, and the appointed transfer agent for the Securities solely for the purposes of facilitating the offering of the Securities and for each party to provide services with respect to the ownership and administration of the Securities. Investor irrevocably consents to such uses of Investor's personally identifiable information for these purposes during the Term and Investor acknowledges that the use of such personally identifiable information is necessary for the Nominee to provide the Nominee Services.

(Remainder of Page Intentionally Blank – Signature Page to Follow)

IN WITNESS WHEREOF, the undersigned have caused this instrument to be duly executed and delivered.

INVESTOR:

By:
Name:
Date:

NOMINEE:
Republic Investment Services LLC

By:
Name: Youngro Lee, CEO
Date:

COMPANY:
Delee Corp.

By:
Name:
Date:

EXHIBIT D

Video Transcript

Cancer is a major global health issue.

In 2020 alone, cancer deaths were over three times higher than the ones registered due to COVID-19.

It is estimated that more than 100 million people will die from cancer in this decade, almost the same amount that died in World War 1 and 2 combined, equivalent to over eighteen hundred (1843) packed Yankee stadiums.

One of the main reasons cancer has such a high mortality rate is due to the lack of tests that enable the early detection of cancer and provide an adequate monitoring of the applied treatments' effectiveness.

Delee is a medical device company that aims to revolutionize how cancer is diagnosed and managed. We have developed a blood-based assay for the early detection of cancer and monitoring of the treatments' effectiveness. This is enabled by 2 independent devices created to effectively isolate and analyze circulating tumor cells, also known as CTCs.

CTCs are malignant cells that are shed from the primary and metastatic solid tumors and then infiltrate into the vascular and lymphatic systems; these cells play a fundamental role in the metastatic process of non-hematological cancers.

In the last decade, CTCs have gained a significant amount of traction, within the scientific and medical community, for their potential use as a blood-based biomarker for a broad range of cancer-related clinical applications.

Being able to isolate and analyze these cells could be translated into invaluable benefits for patients and their families, being the most important, and the main reason for all our work, to greatly increase their chances of defeating cancer. Furthermore, by applying the most effective treatment for each patient throughout the course of the disease, the incurred costs and the negative side effects caused by drugs that would not be effective for a particular patient will be reduced.

However, the isolation of these malignant cells from blood represents a major technological challenge due to their heterogeneity and extremely low numbers in comparison to blood cells; on average, you can find around 40.5 billion cells in a blood collection tube, while a cancer patient may have between 1 and 1000 CTCs in the same volume.

To tackle this challenge, we've built a multidisciplinary team of experienced specialists in many fields, such as molecular biology, electronics, artificial intelligence, clinical oncology, product design, and manufacture.

Our patent pending technology is composed of the CytoCatch™ isolation platform, which automatically performs the necessary steps to prepare and process a blood sample, capturing the CTCs contained in it, and the CytoCatch™ imaging system, which possesses special routines and machine learning algorithms to analyze the captured cells based on their morphology and the expression of specific markers. The fact that all these processes are fully automated increases the reliability and reproducibility of the assay by preventing human errors and cell loss due to manual steps. Furthermore, the collected cells are compatible with traditional molecular biology techniques and next generation sequencing technologies enabling the performance of molecular analyses to assess the genetic characteristics of the captured CTCs.

At the moment, we have a fully functional technology that is being successfully tested for prostate and breast cancer, and we are close to commercializing our technology as a research tool for pharmaceutical companies and research centers; to later pursue the FDA clearance that will allow our technology to reach hospitals and laboratories.

At Delee we are deeply committed to this enterprise. We are backed by Y Combinator and StartX, two of the most important startup accelerators in the world; and our work has been published in one of the most prestigious journals in the field.

We are certain that our technology will revolutionize how cancer is diagnosed and managed. Investing in Delee is believing that together we can help save millions of lives… Join us and become part of the solution.

EXHIBIT E

Testing the Waters Communications





Company Name	Delee
Logo	
Headline	Medical technology for early cancer detection and treatment monitoring
Slides	





Tags	Coming Soon, Biotechnology, Healthcare Facilities & Equipment, Venture-backed, Crowd SAFE, Companies, B2B, $1M+ raised, Women Founders

Pitch	## Summary

text

- Delee has a patent pending technology that is already fully functional
- Delee is running clinical studies for prostate and breast cancer
- Our company has a multidisciplinary team of scientists and engineers
- We are backed by Y Combinator, StartX, and Emles Venture Partners
- Delee is going to start sales as a research use only device by Q4 of 2022
- Delee has secured 11 LOIs worth a potential value of over $2.5M USD
- The clinical market for CTCs has a TAM of $543B USD

Problem

Cancer still is a major global health issue

According to the International Agency for Research on Cancer (IARC), in 2020, the number of new registered cases surpassed 19.2 M globally, whereas over 9.9 M deaths were attributed to this disease [1]. Despite all the recent breakthroughs in cancer treatments, it is estimated that by 2040, the number of new registered cases and fatalities per year will increase to 30.2 M and 16.3 M, respectively [2, 3]. **One of the main reasons cancer still has such a high mortality rate is due to the current lack of tests with the required sensitivity and specificity to aid in the early diagnosis of the disease.**



When it comes to cancer, the detection of tumors at an early stage is key because the survival rate in most types of cancer is directly related to the stage at which tumors are detected. For example, the 5-year relative survival rate for breast cancer when detected at an early stage is 99%, but drops to 28% when detected at a late stage [4].

Furthermore, early detection has the potential of reducing the financial burden of health care on individuals and public health services mainly because cancer treatments used for treating localized disease are less complex, and therefore, less expensive; according to the World Health Organization (WHO), studies made in high-income countries have shown that the cost of cancer treatment, when detected at early stages, is 2 to 4 times less expensive than at advanced stages [5].

Moreover, there is also a lack of technological resources to provide effective monitoring of the applied cancer treatments' efficacy, which may significantly reduce the patients' chances of survival given that the right treatment at the right time for each cancer patient may not be administered due to the lack of information available for physicians.

Since there is an unmet need for tests that can reliably detect cancer at early stages and monitor the applied treatments' effectiveness, the research community has been actively searching for novel biomarkers that can provide clinical information for these purposes. The isolation of circulating tumor cells (CTCs) from blood is a recent alternative that could address this need. **In the last decade, CTCs have attracted a significant amount of attention for their potential use as a blood-based biomarker for a broad range of cancer-related clinical applications.**

CTCs are malignant cells that are shed from the primary and/or metastatic solid tumors and then infiltrate into the vascular and lymphatic systems; these cells play a fundamental role in the metastatic process of non-hematological cancers [6, 7].



Technologies that detect and isolate CTCs from blood can be used to develop assays that could enable early cancer detection and monitor the applied treatments' effectiveness. **However, the isolation of these malignant cells from blood represents a major technological challenge due to their heterogeneity and extremely low numbers in comparison to blood cells** [8, 9]; on average you can find around 40.5

billion cells in 7.5 mL of blood, while a cancer patient may have between 1 and 1000 CTCs in the same volume [10].

Even though there currently exists multiple cell sorting methods, such as fluorescent-activated cell sorting, magnetic-activated cell sorting, fluorescent-activated droplet sorting, and density gradient centrifugation, these are not compatible with whole blood samples and/or do not have the sufficient sensitivity and specificity to correctly isolate CTCs from blood, which have prevented the development of assays with potential clinical utility... until now.

Solution

Welcome to the next generation of cancer blood tests

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Delee has developed a patent pending technology capable of efficiently isolating and analyzing circulating tumor cells from blood, which could dramatically increase the information that physicians have for detecting cancer at early stages and monitoring the applied treatments' effectiveness.



CytoCatch™ Isolation Platform and Imaging System

Our technology will enable a broad range of clinical applications in oncology, including:



EARLY DETECTION

CTCs HAVE THE POTENTIAL TO BE USED AS A BIOMARKER FOR EARLY DETECTION AND RECURRENCE ASSESSMENT.



TREATMENT MONITORING

MEASURING CTCs LEVELS IN CANCER PATIENTS AND MONITORING ITS CHANGES OVER TIME HAS BEEN ASSOCIATED WITH THE APPLIED TREATMENTS' EFFECTIVENESS.



PERSONALIZED MEDICINE

THE ANALYSIS OF CTCs WILL ENABLE THE CONTINUOS ASSESSMENT OF MUTATIONS THAT CAUSE THERAPEUTIC SENSIBILITY OR RESISTANCE TO SPECIFIC TARGETED THERAPIES, PROVIDING PHYSICIANS WITH THE NECESSARY INFORMATION TO PERSONALIZE EACH PATIENT'S TREATMENT.



DISEASE EVOLUTION PREDICTOR

CTCs CAN BE USED AS A PROGNOSTIC
INDICATOR OF DISEASE PROGRESSION
AND OVERALL SURVIVAL IN CANCER
PATIENTS.

Benefits of our technology

The early detection of cancer will be translated into invaluable benefits for
patients by greatly increasing their chances of defeating cancer.
Furthermore, monitoring the treatments' effectiveness could also
significantly increase the odds of defeating cancer by applying the most
effective treatment for each patient throughout the course of the disease,
while reducing the incurred costs and the negative side effects caused by
drugs that wouldn't be effective for a particular patient.

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For what types of cancer?

Our technology can be used for a wide variety of cancer types. There is
scientific evidence that indicates the feasibility of developing CTC assays
to enable clinical applications in various types of cancer, including
prostate, breast, colorectal, lung, cervical, skin, and ovarian cancer, just to
name a few. **Over 40% of the new cancer cases and a third of the
defunctions registered worldwide are attributed to prostate, breast,
colorectal, and lung cancer** [11].



Product

A complete sample-to-answer solution that will help physicians make information-driven decisions

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The blood sample (extracted by conventional venipuncture, the collection method that is usually used for laboratory testing) along with several reagents are loaded on the CytoCatch™ isolation platform, which automatically performs the necessary steps to prepare and process the sample, capturing the CTCs contained in it. **The unit has an outstanding performance, it has the sensitivity to isolate a single CTC from a background of 56 billion blood cells, and has recovery rates above 96% when processing 10 mL blood samples spiked with tumor cells from prostate, breast, and colorectal cancer cell lines**, meaning that the platform recovers at least 96 out of 100 tumor cells spiked into the sample [11].

Once captured, the CytoCatch™ isolation platform executes an automated protocol to stain the collected cells with fluorescent antibodies for their further analysis with the CytoCatch™ imaging system, which possesses special routines and machine learning algorithms that analyze the captured cells based on their morphology and the expression of specific markers. The fact that all these processes are fully automated increases the reliability and reproducibility of the assay by preventing human errors and cell loss due to manual steps.

Furthermore, **the collected cells are compatible with traditional molecular biology techniques and next generation sequencing technologies, enabling the performance of molecular analyses to assess the genetic characteristics of the captured CTCs.** Finally, the treating physician will get a report with the corresponding results.













Traction

Pre-orders worth a potential value over $2.5 million USD

We've gotten great traction since the pre-commercial launch of our technology. **To date, pre-orders worth a potential value of over $2.5 million USD have been secured from research centers of various hospitals, including the Stanford University Medical Center and the "Dr. José Eleuterio González" University Hospital.** These institutions will use our technology as a research use only device, for which FDA clearance is not required.

Click here for important information regarding Financial Projections which are not guaranteed.

 

IP and peer-reviewed articles

We have three patent pending applications that protect different aspects of our technology and published two peer-reviewed articles in Nature's Scientific Reports.

 

OPEN **High-Throughput Automated Microscopy of Circulating Tumor Cells**

Received: 21 May 2019
Accepted: 9 September 2019
Published online: 24 September 2019

Carlos Aguilar-Avelar[1], Brenda Soto-García[1], Diana Aráiz-Hernández[1], Juan F. Yee-de León[1], Miguel Esparza[1], Franco Chacón[1], Jesús Rolando Delgado-Balderas[2], Mario M. Alvarez[3,4], Grissel Trujillo-de Santiago[3,5], Lauro S. Gómez-Guerra[6], Liza P. Velarde-Calvillo[1], Alejandro Abarca-Blanco[1] & J. D. Wong-Campos[1,7]





OPEN **Characterization of a novel automated microfiltration device for the efficient isolation and analysis of circulating tumor cells from clinical blood samples**

Juan F. Yee-de León[1,8], Brenda Soto-García[1,8], Diana Aráiz-Hernández[1,8], Jesús Rolando Delgado-Balderas[1,2,8], Miguel Esparza[1], Carlos Aguilar-Avelar[1], J. D. Wong-Campos[1,3], Franco Chacón[1], José Y. López-Hernández[1], A. Mauricio González-Treviño[1], José R. Yee-de León[1], Jorge L. Zamora-Mendoza[1], Mario M. Alvarez[4,5], Grissel Trujillo-de Santiago[4,6], Lauro S. Gómez-Guerra[7], Celia N. Sánchez-Domínguez[2], Liza P. Velarde-Calvillo[1✉] & Alejandro Abarca-Blanco[1✉]

Customers

Who buys it?

We'll start sales of our technology as a research use only device by Q4 of 2022, for which FDA clearance is not required, being pharmaceutical companies and research centers our main customers. Once our technology obtains FDA clearance, it will be commercialized as an in vitro diagnostic medical device for its use in hospitals and laboratories.

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Business Model

Recurring revenue through consumable and reagent sales

We will implement the razor and blades business model, obtaining revenue by selling the CytoCatch™ Isolation Platform and Imaging

System, and recurring revenue by selling the necessary reagents and consumables to perform each test.



REVENUE THROUGH THE SALE OF DEVICES



RECURRING REVENUE THROUGHTHE SALE OF CONSUMABLES AND REAGENTS

Market

The CTC market is massive and will continue to grow over time

According to a report published by Grand View Research, **in 2019, the global circulating tumor cell market was valued at $8.9B USD, and it's expected to reach a $23.9B USD valuation by 2027** [13, 14]. This valuation is mainly due to the ongoing research that is carried out by numerous research centers to validate the use of these cells as a biomarker for different clinical applications.

THE CTC MARKET IS GOING TO REACH A $23.9B USD VALUATION BY 2027



Once our technology obtains FDA clearance, it will be commercialized as an in vitro diagnostic medical device for its use in hospitals and laboratories, for early cancer detection and monitoring the applied treatments' effectiveness, **accessing a total addressable market of $543B USD.**

Competition

The new standard for capturing and analyzing CTCs

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Most of the blood tests employed as auxiliaries in the diagnosis of cancer and monitoring of the applied treatments' effectiveness measure protein tumor markers levels, such as PSA, CA-125, and AFP. However, there are only a few protein tumor markers that are associated with a particular cancer and are clinically useful; most types of cancer have not been linked to an increase in the levels of a particular protein tumor marker [14]. Furthermore, **these types of tests have a poor sensitivity and specificity, meaning that these markers may be elevated in people that do not have cancer and that not every person with a particular type of cancer will have an elevated level of the corresponding tumor marker** [14]. Taking the PSA test as an example, which measures the amount of PSA in blood and is used to screen for prostate cancer, approximately 79% of men with increased levels of PSA do not have prostate cancer, whereas 9% of the men with normal levels of PSA may have prostate cancer [15].

The isolation and analysis of CTCs is a relatively new practice, and physicians are starting to recognize all its potential benefits. Most of the current CTCs technologies, including the CellSearch® System, which currently is considered the gold standard, rely on the existence of specific proteins on the tumor cells' membranes in order to capture them. However, CTCs are incredibly heterogeneous; when entering the bloodstream, they undergo a biological process that downregulates these proteins, limiting the efficiency with which these cells are captured and thereby losing valuable information [16, 17]. **Our technology changes the norm by isolating CTCs irrespective of the proteins expressed in**

their membranes, allowing us to capture tumor cells that other technologies can't.



Vision

OUR JOURNEY SO FAR AND FUTURE STEPS



Q1 Development of an early-stage prototype of the CytoCatch™ isolation platform.

Q4 $1.3 million USD raised in seed funding.

2017



Q3 Development of fully automated prototypes of the CytoCatch™ isolation platform and imaging system.

Q4 Implementation of machine learning algorithms to accurately enumerate the CTCs captured from blood.

2018



Q1 Successful raise of $1.07 million USD through crowdfunding.

Q2 Began development of the commercial version of our technology, enhancing the capabilities of our previous prototypes and the robustness of the CTC assay.

Q3 Establishment of multiple collaborations with medical institutions to accelerate the clinical validation of our technology.

2020



Q1 Assessment of the prototypes' performance in a laboratory setting.

Q3 Preliminary clinical validation of the technology using real blood samples from patients with prostate cancer and healthy controls.

Q4 Meeting with a consulting firm to establish a clear pathway and strategy looking for FDA clearance.

2019



Q2 Completion of the commercial versions of the CytoCatch™ isolation platform and imaging system.

Q3 Analytical validation of the technology using blood samples spiked with cancer cell lines.

Q4 Analytical validation of the technology using blood samples spiked with cancer cell lines.

2021



WHAT WILL BE DONE

Q2 Set up an assembly line for the CytoCatch™ isolation platform and imaging system.

Q3 Completion of the clinical study that involves the use of samples from prostate cancer patients.

Establishment of multiple collaborations with leading experts in the field of CTCs to accelerate the adoption of our technology.

Q4 Commercial launch of our technology as a research use only in vitro diagnostic platform.

2022



Q2 Beginning of the process to get FDA clearance for the commercialization of our technology as an in vitro diagnostic medical device for hospitals and laboratories.

2023

Investors

Delee has raised over $2.6M USD

We are backed by Y Combinator and StartX, two of the most important startup accelerators in the world. Delee is also funded by Emles venture partners and raised over $1.4M USD on equity crowdfunding from more than 5250 investors.





Founders



Liza Velarde
Chief Executive Officer (CEO)



Liza Velarde is a Co-founder and acting CEO of Delee Corp. She is a Y Combinator alumna and has a bachelor's degree in International Business from Tecnológico de Monterrey. Velarde is responsible for the development and execution of the company's strategic plans, leading along with her co-founders, the engineering team that built Delee's core technology. She has raised over $2.6 M USD through investments, government funds, and multiple awards, also securing pre-orders worth a potential value of over $2.5 M USD. Velarde has also established strong relations with top hospitals and research centers and her work has been highly regarded by international institutions, such as Cartier Women's Initiative Awards and WeXchange (an initiative of the Inter-American Development Bank). In recent years, she has been acknowledged as one of the 50 most relevant people transforming Mexico and one of Forbes's 100 most influential women in Mexico, and has been invited as a speaker on various international panels about cancer and entrepreneurship, such as WeXchange 2019 and The Economist: War on Cancer LATAM 2019.



Alejandro Abarca
Chief Technology Officer (CTO)



Alejandro Abarca is a Co-Founder and acting CTO at Delee Corp. He is a Physicist, a Y Combinator, a Singularity University, and a Royal Academy of Engineering LIF alumnus. Abarca is a co-creator of the CytoCatch™ isolation platform and imaging system, which isolates and analyzes circulating tumor cells from blood samples. He has published 6 scientific papers in international journals. He has over ten years of experience developing and producing medical devices and biosensors, including, a microfluidic device for the isolation of rare cell subpopulations based on dielectrophoretic separation, manufacturing methods for embedding metal electrodes onto thermoplastics for microfluidic applications, and an automated imaging system to study cell's properties by immunostaining. Abarca also has collaborated in projects related to bioprinting and point-of-care applications with various research groups at Tecnológico de Monterrey. His areas of expertise include microfabrication, manufacturing techniques for mass production, optics, and cell separation based on physical properties.



Juan Felipe Yee
Chief Medical Officer (CMO)

 


Juan Felipe Yee is a Co-Founder and acting CMO at Delee Corp. He is a Y Combinator alumnus, and obtained a M.Sc. in Electronic Engineering and a B.Sc. in Biomedical Engineering both from Tecnológico de Monterrey. Yee is a co-creator of the CytoCatch™ isolation platform and imaging system, which isolates and analyzes circulating tumor cells from blood samples, and is responsible for planning, developing, implementing, and monitoring the overall strategy for the analytical and clinical validation of the CytoCatch™ technology. He has published 8 scientific papers in international journals and spent over a decade working and collaborating in the development of several medical devices and biosensors, including, a high intensity phototherapy LED source to treat hyperbilirubinemia in newborns, substrates made from carbon nanofiber mats coated with gold nanoparticles for the detection of specific molecules in simple solutions by SERS spectroscopy, and microfluidic devices for cell isolation based on antigen-antibody interactions, inertial forces, and dielectrophoresis.

Team

	David Mohler	Medical Advisor
	José Yee	Software Design Engineer
	Jorge Zamora	Hardware Design Engineer
	Gracié Rodríguez	Strategic Planning Specialist

	Karen Velarde	Marketing & Strategic Specialist
	Marisol Abarca	Mechanical Design Engineer
	Mauricio González	Biomedical Engineer
	Miguel Esparza, Ph.D.	Electronics Research Scientist
	Carlos Aguilar, Ph.D.	Artificial Intelligence Research Scientist
	Diana Aráiz	Molecular Biology Research Scientist
	Brenda Soto	Cell Biology Research Scientist
	Juan Yee	Founder and CMO

	Chiu Chau	Scientific Advisor
	Lauro Gómez	Medical Advisor
	Joost Leeflang	Marketing Advisor
	Grissel Trujillo	Scientific Advisor
	Mario Álvarez	Scientific Advisor
	Gladys Díaz	Biomedical Engineer
	Alejandro Abarca	Founder and CTO
	Everardo González, Ph.D.	Biotechnology Research Scientist
	Rolando Delgado, Ph.D.	Biochemical Research Scientist

 Liza Velarde   Founder and CEO

Perks

FAQ

How do I earn a return?

We are using Republic's Crowd SAFE security. Learn how this translates into a return on investment here.

What must I do to receive my equity or cash in the event of the conversion of my Crowd SAFE?

Suppose the Company converts the Crowd SAFE as a result of an equity financing. In that case, you must open a custodial account with the custodian and sign subscription documentation to receive the equity securities. The Company will notify you of the conversion trigger, and you must complete necessary documentation within 30 days of such notice. If you do not complete the required documentation with that time frame, you will only be able to receive an amount of cash equal to (or less in some circumstances) your investment amount. Unclaimed cash will be subject to relevant escheatment laws. For more information, see the Crowd SAFE for this offering.

If the conversion of the Crowd SAFE is triggered as a result of a Liquidity Event (e.g. M&A or an IPO), then you will be required to select between receiving a cash payment (equal to your investment amount or a lesser amount) or equity. You are required to make your selection (and complete any relevant documentation) within 30 days of such receiving notice from the Company of the conversion trigger, otherwise you will receive the cash payment option, which will be subject to relevant escheatment laws. The equity consideration varies depending on whether the Liquidity Event occurs before or after an equity financing. For more information, see the Crowd SAFE for this offering.

 

Company Name	Delee
Logo	
Headline	Medical technology for early cancer detection and treatment monitoring
Slides	



| Tags | Biotechnology, Healthcare Facilities & Equipment, Venture-backed, Coming Soon, Crowd SAFE, Companies, B2B, $1M+ raised, Women Founders |

| Pitch text | |

Summary

- Delee has a patent pending technology that is already fully functional
- Delee is running clinical studies for prostate and breast cancer
- Our company has a multidisciplinary team of scientists and engineers
- We are backed by Y Combinator, StartX, and Emles Venture Partners
- Delee is going to start sales as a research use only device by Q4 of 2022
- Delee has secured 11 LOIs worth a potential value of over $2.5M USD
- The clinical market for CTCs has a TAM of $543B USD

Problem

Cancer still is a major global health issue

According to the International Agency for Research on Cancer (IARC), in 2020, the number of new registered cases surpassed 19.2 M globally, whereas over 9.9 M deaths were attributed to this disease [1]. Despite all the recent breakthroughs in cancer treatments, it is estimated that by 2040, the number of new registered cases and fatalities per year will increase to 30.2 M and 16.3 M, respectively [2, 3]. **One of the main reasons cancer still has such a high mortality rate is due to the current lack of tests with the required sensitivity and specificity to aid in the early diagnosis of the disease.**



When it comes to cancer, the detection of tumors at an early stage is key because the survival rate in most types of cancer is directly related to the stage at which tumors are detected. For example, the 5-year relative survival rate for breast cancer when detected at an early stage is 99%, but drops to 28% when detected at a late stage [4].

Furthermore, early detection has the potential of reducing the financial burden of health care on individuals and public health services mainly because cancer treatments used for treating localized disease are less complex, and therefore, less expensive; according to the World Health Organization (WHO), studies made in high-income countries have shown that the cost of cancer treatment, when detected at early stages, is 2 to 4 times less expensive than at advanced stages [5].

Moreover, there is also a lack of technological resources to provide effective monitoring of the applied cancer treatments' efficacy, which may significantly reduce the patients' chances of survival given that the right treatment at the right time for each cancer patient may not be administered due to the lack of information available for physicians.

Since there is an unmet need for tests that can reliably detect cancer at early stages and monitor the applied treatments' effectiveness, the research community has been actively searching for novel biomarkers that can provide clinical information for these purposes. The isolation of circulating tumor cells (CTCs) from blood is a recent alternative that could address this need. **In the last decade, CTCs have attracted a significant amount of attention for their potential use as a blood-based biomarker for a broad range of cancer-related clinical applications.**

CTCs are malignant cells that are shed from the primary and/or metastatic solid tumors and then infiltrate into the vascular and lymphatic systems; these cells play a fundamental role in the metastatic process of non-hematological cancers [6, 7].



Technologies that detect and isolate CTCs from blood can be used to develop assays that could enable early cancer detection and monitor the applied treatments' effectiveness. **However, the isolation of these malignant cells from blood represents a major technological challenge due to their heterogeneity and extremely low numbers in comparison to blood cells** [8, 9]; on average you can find around 40.5 billion cells in 7.5 mL of blood, while a cancer patient may have between 1 and 1000 CTCs in the same volume [10].

Even though there currently exists multiple cell sorting methods, such as fluorescent-activated cell sorting, magnetic-activated cell sorting, fluorescent-activated droplet sorting, and density gradient centrifugation, these are not compatible with whole blood samples and/or do not have the sufficient sensitivity and specificity to correctly isolate CTCs from blood, which have prevented the development of assays with potential clinical utility... until now.

Solution

Welcome to the next generation of cancer blood tests

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Delee has developed a patent pending technology capable of efficiently isolating and analyzing circulating tumor cells from blood, which could dramatically increase the information that physicians have for detecting cancer at early stages and monitoring the applied treatments' effectiveness.



CytoCatch™ Isolation Platform and Imaging System

Our technology will enable a broad range of clinical applications in oncology, including:



EARLY DETECTION

CTCs HAVE THE POTENTIAL TO BE USED AS A BIOMARKER FOR EARLY DETECTION AND RECURRENCE ASSESSMENT.



TREATMENT MONITORING

MEASURING CTCs LEVELS IN CANCER PATIENTS AND MONITORING ITS CHANGES OVER TIME HAS BEEN ASSOCIATED WITH THE APPLIED TREATMENTS' EFFECTIVENESS.



PERSONALIZED MEDICINE

THE ANALYSIS OF CTCs WILL ENABLE THE CONTINUOS ASSESSMENT OF MUTATIONS THAT CAUSE THERAPEUTIC SENSIBILITY OR RESISTANCE TO SPECIFIC TARGETED THERAPIES, PROVIDING PHYSICIANS WITH THE NECESSARY INFORMATION TO PERSONALIZE EACH PATIENT'S TREATMENT.



DISEASE EVOLUTION PREDICTOR

CTCs CAN BE USED AS A PROGNOSTIC INDICATOR OF DISEASE PROGRESSION AND OVERALL SURVIVAL IN CANCER PATIENTS.

Benefits of our technology

The early detection of cancer will be translated into invaluable benefits for patients by greatly increasing their chances of defeating cancer. Furthermore, monitoring the treatments' effectiveness could also significantly increase the odds of defeating cancer by applying the most effective treatment for each patient throughout the course of the disease, while reducing the incurred costs and the negative side effects caused by drugs that wouldn't be effective for a particular patient.

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For what types of cancer?

Our technology can be used for a wide variety of cancer types. There is scientific evidence that indicates the feasibility of developing CTC assays to enable clinical applications in various types of cancer, including prostate, breast, colorectal, lung, cervical, skin, and ovarian cancer, just to name a few. **Over 40% of the new cancer cases and a third of the defunctions registered worldwide are attributed to prostate, breast, colorectal, and lung cancer** [11].



Product

A complete sample-to-answer solution that will help physicians

make information-driven decisions

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The blood sample (extracted by conventional venipuncture, the collection method that is usually used for laboratory testing) along with several reagents are loaded on the CytoCatch™ isolation platform, which automatically performs the necessary steps to prepare and process the sample, capturing the CTCs contained in it. **The unit has an outstanding performance, it has the sensitivity to isolate a single CTC from a background of 56 billion blood cells, and has recovery rates above 96% when processing 10 mL blood samples spiked with tumor cells from prostate, breast, and colorectal cancer cell lines**, meaning that the platform recovers at least 96 out of 100 tumor cells spiked into the sample [11].

Once captured, the CytoCatch™ isolation platform executes an automated protocol to stain the collected cells with fluorescent antibodies for their further analysis with the CytoCatch™ imaging system, which possesses special routines and machine learning algorithms that analyze the captured cells based on their morphology and the expression of specific markers. The fact that all these processes are fully automated increases the reliability and reproducibility of the assay by preventing human errors and cell loss due to manual steps.

Furthermore, **the collected cells are compatible with traditional molecular biology techniques and next generation sequencing technologies, enabling the performance of molecular analyses to assess the genetic characteristics of the captured CTCs.** Finally, the treating physician will get a report with the corresponding results.

ASSAY WORKFLOW



1

BLOOD
COLLECTION



2

CTC ISOLATION



3

IMAGE
ACQUISITION


4
IMAGE ANALYSIS


5
MOLECULAR
ANALYSIS


6
RESULTS

Traction

Pre-orders worth a potential value over $2.5 million USD

We've gotten great traction since the pre-commercial launch of our technology. **To date, pre-orders worth a potential value of over $2.5 million USD have been secured from research centers of various hospitals, including the Stanford University Medical Center and the "Dr. José Eleuterio González" University Hospital.** These institutions will use our technology as a research use only device, for which FDA clearance is not required.

Click here for important information regarding Financial Projections which are not guaranteed.



IP and peer-reviewed articles

We have three patent pending applications that protect different aspects of our technology and published two peer-reviewed articles in Nature's Scientific Reports.



nature

SCIENTIFIC REPORTS
natureresearch

OPEN

High-Throughput Automated Microscopy of Circulating Tumor Cells

Received: 21 May 2019
Accepted: 9 September 2019
Published online: 24 September 2019

Carlos Aguilar-Avelar[1], Brenda Soto-García[1], Diana Aráiz-Hernández[1], Juan F. Yee-de León[1], Miguel Esparza[1], Franco Chacón[1], Jesús Rolando Delgado-Balderas[2], Mario M. Alvarez[3,4], Grissel Trujillo-de Santiago[3,5], Lauro S. Gómez-Guerra[6], Liza P. Velarde-Calvillo[1], Alejandro Abarca-Blanco[1] & J. D. Wong-Campos[1,7]

nature

SCIENTIFIC REPORTS
natureresearch

Check for updates

OPEN

Characterization of a novel automated microfiltration device for the efficient isolation and analysis of circulating tumor cells from clinical blood samples

Juan F. Yee-de León[1,8], Brenda Soto-García[1,8], Diana Aráiz-Hernández[1,8], Jesús Rolando Delgado-Balderas[1,2,8], Miguel Esparza[1], Carlos Aguilar-Avelar[1], J. D. Wong-Campos[1,3], Franco Chacón[1], José Y. López-Hernández[1], A. Mauricio González-Treviño[1], José R. Yee-de León[1], Jorge L. Zamora-Mendoza[1], Mario M. Alvarez[4,5], Grissel Trujillo-de Santiago[4,6], Lauro S. Gómez-Guerra[7], Celia N. Sánchez-Domínguez[2], Liza P. Velarde-Calvillo[1] ✉ & Alejandro Abarca-Blanco[1] ✉

Customers

Who buys it?

We'll start sales of our technology as a research use only device by Q4 of 2022, for which FDA clearance is not required, being pharmaceutical companies and research centers our main customers. Once our technology obtains FDA clearance, it will be commercialized as an in vitro diagnostic medical device for its use in hospitals and laboratories.

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Business Model

Recurring revenue through consumable and reagent sales

We will implement the razor and blades business model, obtaining revenue by selling the CytoCatch™ Isolation Platform and Imaging System, and recurring revenue by selling the necessary reagents and consumables to perform each test.



REVENUE THROUGH THE SALE OF DEVICES



RECURRING REVENUE THROUGHTHE SALE OF CONSUMABLES AND REAGENTS

Market

The CTC market is massive and will continue to grow over time

According to a report published by Grand View Research, **in 2019, the global circulating tumor cell market was valued at $8.9B USD, and**

it's expected to reach a $23.9B USD valuation by 2027 [13, 14]. This valuation is mainly due to the ongoing research that is carried out by numerous research centers to validate the use of these cells as a biomarker for different clinical applications.



THE CTC MARKET IS GOING TO REACH A $23.9B USD VALUATION BY 2027

Once our technology obtains FDA clearance, it will be commercialized as an in vitro diagnostic medical device for its use in hospitals and laboratories, for early cancer detection and monitoring the applied treatments' effectiveness, **accessing a total addressable market of $543B USD.**

Competition

The new standard for capturing and analyzing CTCs

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Most of the blood tests employed as auxiliaries in the diagnosis of cancer and monitoring of the applied treatments' effectiveness measure protein tumor markers levels, such as PSA, CA-125, and AFP. However, there are only a few protein tumor markers that are associated with a particular cancer and are clinically useful; most types of cancer have not been linked to an increase in the levels of a particular protein tumor marker [14]. Furthermore, **these types of tests have a poor sensitivity and specificity, meaning that these markers may be elevated in people that do not have cancer and that not every person with a particular type of cancer will have an elevated level of the corresponding tumor marker** [14]. Taking the PSA test as an example, which measures the amount of PSA in blood and is used to screen for prostate cancer, approximately 79% of men with increased levels of PSA do not have prostate cancer, whereas 9% of the men with normal levels of PSA may have prostate cancer [15].

The isolation and analysis of CTCs is a relatively new practice, and physicians are starting to recognize all its potential benefits. Most of the current CTCs technologies, including the CellSearch® System, which currently is considered the gold standard, rely on the existence of specific proteins on the tumor cells' membranes in order to capture them. However, CTCs are incredibly heterogeneous; when entering the bloodstream, they undergo a biological process that downregulates these proteins, limiting the efficiency with which these cells are captured and thereby losing valuable information [16, 17]. **Our technology changes the norm by isolating CTCs irrespective of the proteins expressed in their membranes, allowing us to capture tumor cells that other technologies can't.**



Vision

OUR JOURNEY SO FAR AND FUTURE STEPS





Q1 Development of an early-stage prototype of the CytoCatch™ isolation platform.

Q3 Development of fully automated prototypes of the CytoCatch™ isolation platform and imaging system.

Q4 Implementation of machine learning algorithms to

Q4 $1.3 million USD raised in seed funding.

2017

accurately enumerate the CTCs captured from blood.



2018

Q1 Assessment of the prototypes' performance in a laboratory setting.

Q3 Preliminary clinical validation of the technology using real blood samples from patients with prostate cancer and healthy controls.

Q4 Meeting with a consulting firm to establish a clear pathway and strategy looking for FDA clearance.

2019

Republic
Delee
$1,070,000
4,825

Q1 Successful raise of $1.07 million USD through crowdfunding.

Q2 Began development of the commercial version of our technology, enhancing the capabilities of our previous prototypes and the robustness of the CTC assay.

Q3 Establishment of multiple collaborations with medical institutions to accelerate the clinical validation of our technology.

2020

Q2 Completion of the commercial versions of the CytoCatch™ isolation platform and imaging system.

Q3 Analytical validation of the technology using blood samples spiked with cancer cell lines.

Q4 Analytical validation of the technology using blood samples

WHAT WILL BE DONE

Q2 Set up an assembly line for the CytoCatch™ isolation platform and imaging system.

Q3 Completion of the clinical study that involves the use of samples from prostate cancer patients.

Establishment of multiple collaborations with leading experts in the field of CTCs to accelerate the adoption of our technology.

spiked with cancer cell lines.

adoption of our technology.

Q4   Commercial launch of our
technology as a research use only in
vitro diagnostic platform.

2021

2022



Q2   Beginning of the process to get
FDA clearance for the
commercialization of our
technology as an in vitro diagnostic
medical device for hospitals and
laboratories.

2023

Investors

Delee has raised over $2.6M USD

We are backed by Y Combinator and StartX, two of the most important startup accelerators in the world. Delee is also funded by Emles venture partners and raised over $1.4M USD on equity crowdfunding from more than 5250 investors.





Founders




Liza Velarde
Chief Executive Officer (CEO)




Liza Velarde is a Co-founder and acting CEO of Delee Corp. She is a Y Combinator alumna and has a bachelor's degree in International Business from Tecnológico de Monterrey. Velarde is responsible for the development and execution of the company's strategic plans, leading along with her co-founders, the engineering team that built Delee's core technology. She has raised over $2.6 M USD through investments, government funds, and multiple awards, also securing pre-orders worth a potential value of over $2.5 M USD. Velarde has also established strong relations with top hospitals and research centers and her work has been highly regarded by international institutions, such as Cartier Women's Initiative Awards and WeXchange (an initiative of the Inter-American Development Bank). In recent years, she has been acknowledged as one of the 50 most relevant people transforming Mexico and one of Forbes's 100 most influential women in Mexico, and has been invited as a speaker on various international panels about cancer and entrepreneurship, such as WeXchange 2019 and The Economist: War on Cancer LATAM 2019.



Alejandro Abarca
Chief Technology Officer (CTO)

  

 

Alejandro Abarca is a Co-Founder and acting CTO at Delee Corp. He is a Physicist, a Y Combinator, a Singularity University, and a Royal Academy of Engineering LIF alumnus. Abarca is a co-creator of the CytoCatch™ isolation platform and imaging system, which isolates and analyzes circulating tumor cells from blood samples. He has published 6 scientific papers in international journals. He has over ten years of experience developing and producing medical devices and biosensors, including, a microfluidic device for the isolation of rare cell subpopulations based on dielectrophoretic separation, manufacturing methods for embedding metal electrodes onto thermoplastics for microfluidic applications, and an automated imaging system to study cell's properties by immunostaining. Abarca also has collaborated in projects related to bioprinting and point-of-care applications with various research groups at Tecnológico de Monterrey. His areas of expertise include microfabrication, manufacturing techniques for mass production, optics, and cell separation based on physical properties.



Juan Felipe Yee
Chief Medical Officer (CMO)

 



Juan Felipe Yee is a Co-Founder and acting CMO at Delee Corp. He is a Y Combinator alumnus, and obtained a M.Sc. in Electronic Engineering and a B.Sc. in Biomedical Engineering both from Tecnológico de Monterrey. Yee is a co-creator of the CytoCatch™ isolation platform and imaging system, which isolates and analyzes circulating tumor cells from blood samples, and is responsible for planning, developing, implementing, and monitoring the overall strategy for the analytical and clinical validation of the CytoCatch™ technology. He has published 8 scientific papers in international journals and spent over a decade working and collaborating in the development of several medical devices and biosensors, including, a high intensity phototherapy LED source to treat hyperbilirubinemia in newborns, substrates made from carbon nanofiber mats coated with gold nanoparticles for the detection of specific molecules in simple solutions by SERS spectroscopy, and microfluidic devices for cell isolation based on antigen-antibody interactions, inertial forces, and dielectrophoresis.

Team

	David Mohler	Medical Advisor
	José Yee	Software Design Engineer
	Jorge Zamora	Hardware Design Engineer
	Gracié Rodríguez	Strategic Planning Specialist

	Karen Velarde	Marketing & Strategic Specialist
	Marisol Abarca	Mechanical Design Engineer
	Mauricio González	Biomedical Engineer
	Miguel Esparza, Ph.D.	Electronics Research Scientist
	Carlos Aguilar, Ph.D.	Artificial Intelligence Research Scientist
	Diana Aráiz	Molecular Biology Research Scientist
	Brenda Soto	Cell Biology Research Scientist
	Juan Yee	Founder and CMO

	Chiu Chau	Scientific Advisor
	Lauro Gómez	Medical Advisor
	Joost Leeflang	Marketing Advisor
	Grissel Trujillo	Scientific Advisor
	Mario Álvarez	Scientific Advisor
	Gladys Díaz	Biomedical Engineer
	Alejandro Abarca	Founder and CTO
	Everardo González, Ph.D.	Biotechnology Research Scientist
	Rolando Delgado, Ph.D.	Biochemical Research Scientist

 Liza Velarde   Founder and CEO

Perks

FAQ

How do I earn a return?	We are using Republic's Crowd SAFE security. Learn how this translates into a return on investment here.
What must I do to receive my equity or cash in the event of the conversion of my Crowd SAFE?	Suppose the Company converts the Crowd SAFE as a result of an equity financing. In that case, you must open a custodial account with the custodian and sign subscription documentation to receive the equity securities. The Company will notify you of the conversion trigger, and you must complete necessary documentation within 30 days of such notice. If you do not complete the required documentation with that time frame, you will only be able to receive an amount of cash equal to (or less in some circumstances) your investment amount. Unclaimed cash will be subject to relevant escheatment laws. For more information, see the Crowd SAFE for this offering. If the conversion of the Crowd SAFE is triggered as a result of a Liquidity Event (e.g. M&A or an IPO), then you will be

required to select between receiving a cash payment (equal to your investment amount or a lesser amount) or equity. You are required to make your selection (and complete any relevant documentation) within 30 days of such receiving notice from the Company of the conversion trigger, otherwise you will receive the cash payment option, which will be subject to relevant escheatment laws. The equity consideration varies depending on whether the Liquidity Event occurs before or after an equity financing. For more information, see the Crowd SAFE for this offering.